Filed under Rule 424(b)(5)
File No. 333-165693
CALCULATION OF REGISTRATION FEE

		Maximum	Maximum	Amount of
	Amount to	offering price	aggregate	registration
Title of each class of securities offered	be registered	per unit	offering price	fee(1)
7.125% Series H Cumulative Redeemable Preferred Stock	2,990,000	$25.00	$74,750,000	$8,679

(1)	Calculated and initially deferred in accordance with Rule 457(r) under the Securities Act of 1933, as amended, and relates to the Registration Statement on Form S-3 (File No. 333-165693) filed by the Registrant on March 25, 2010.

PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(5)

(To prospectus dated March 25, 2010)	Registration No. 333-165693
2,600,000 Shares

7.125% Series H Cumulative Redeemable Preferred Stock
(Liquidation Preference $25 Per Share)

We are offering 2,600,000 shares of our 7.125% Series H Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Series H Preferred Stock”).

Dividends on the Series H Preferred Stock will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. The dividend rate is 7.125% per annum of the $25.00 liquidation preference, which is equivalent to $1.78125 per annum per share of Series H Preferred Stock. The first dividend on the Series H Preferred Stock sold in this offering will be paid on July 15, 2011.

Generally, we may not redeem the Series H Preferred Stock prior to April 13, 2016. On and after April 13, 2016, we may, at our option, redeem the Series H Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. In addition, upon the occurrence of a change of control the result of which our shares of common stock, par value $0.0001 per share (“common stock”), and the common securities of the acquiring or surviving entity (or American Depositary Receipts (“ADRs”) representing such securities) are not listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on a successor exchange or quotation system, we may, at our option, redeem the Series H Preferred Stock, in whole or in part and within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If we exercise any of our redemption rights relating to the Series H Preferred Stock, the holders of Series H Preferred Stock will not have the conversion right described below. The Series H Preferred Stock has no maturity date and will remain outstanding indefinitely unless redeemed by us or converted in connection with a change of control by the holders of Series H Preferred Stock.

Upon the occurrence of a change of control the result of which our common stock and the common securities of the acquiring or surviving entity (or ADRs representing such securities) are not listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on a successor exchange or quotation system, each holder of Series H Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined herein), we have provided or provide notice of our election to redeem the Series H Preferred Stock) to convert some or all of the Series H Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series H Preferred Stock to be converted equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Stock dividend payment and prior to the corresponding Series H Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as defined herein); and

•	0.3995 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus supplement.

The Series H Preferred Stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust (“REIT”) for federal income tax purposes.

We intend to file an application to list the Series H Preferred Stock on the NYSE under the symbol “ESSPrH.”

We have granted the underwriters the right to purchase up to an additional 390,000 shares of our Series H Preferred Stock at the public offering price, less the underwriting discount, to cover over-allotments within 30 days from the date of this prospectus supplement.

Investing in the Series H Preferred Stock involves a high degree of risk. Before buying any Series H Preferred Stock, you should carefully read the discussion of material risks of investing in the Series H Preferred Stock under the heading “Risk Factors” on page S-7 of this prospectus supplement and beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2010.

	Per Share	Total

Public offering price	$25.00	$65,000,000
Underwriting discount	$0.7875	$2,047,500
Proceeds, before expenses, to us	$24.2125	$62,952,500

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about April 13, 2011.

Wells Fargo Securities	Raymond James

Barclays Capital	RBC Capital Markets

Baird	FBR	Janney Montgomery Scott	Morgan Keegan	Stifel Nicolaus Weisel

The date of this prospectus supplement is April 8, 2011.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any applicable free writing prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction where it is unlawful to make such offer or solicitation. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any applicable free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement will supersede such information.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Information by Reference” and “Available Information” in this prospectus supplement. Unless the context otherwise requires, in this prospectus supplement, the terms “Company,” “we,” “us” and “our” include Essex Property Trust, Inc. and its consolidated subsidiaries, including Essex Portfolio, L.P., our operating partnership.

OUR COMPANY

General

The Company is a Maryland corporation that operates as a self-administered and self-managed REIT. The Company owns all of its interest in its real estate investments directly or indirectly through Essex Portfolio, L.P. (“operating partnership”). The Company is the sole general partner of the operating partnership and as of December 31, 2010 owned a 93.4% general partnership interest.

The Company has elected to be treated as a REIT for federal income tax purposes, commencing with the year ended December 31, 1994, as the Company completed an initial public offering on June 13, 1994. In order to maintain compliance with REIT tax rules, the Company utilizes taxable REIT subsidiaries for various revenue generating or investment activities. All taxable REIT subsidiaries are consolidated by the Company.

We are engaged primarily in the ownership, operation, management, acquisition, development and redevelopment of predominantly apartment communities. As of December 31, 2010, we owned or held an interest in 147 apartment communities, aggregating 30,072 units, located along the West Coast of the United States, as well as five commercial buildings (totaling approximately 215,840 square feet), and two active development projects with 436 units in various stages of development.

Our principal executive offices are located at 925 East Meadow Drive, Palo Alto, CA 94303. Our telephone number is (650) 494-3700. Our Internet website is www.essexpropertytrust.com. The information contained on our website is not part of this prospectus supplement.

Business Strategies

The following is a discussion of the Company’s business strategies in regards to real estate investment and management.

Research Driven Approach — The Company believes that successful real estate investment decisions and portfolio growth begin with extensive regional economic research and local market knowledge.

Utilizing a proprietary research model that the Company has developed over the last two decades, the Company continually assesses markets where the Company operates, as well as markets where the Company considers future investment opportunities by evaluating the following:

•	focus on markets in major metropolitan areas that have regional population in excess of one million;

•	constraints on new supply driven by: (i) low availability of developable land sites where competing housing could be economically built; (ii) political growth barriers, such as protected land, urban growth boundaries, and potential lengthy and expensive development permit processes; and (iii) natural limitations to development, such as mountains or waterways;

•	rental demand that is enhanced by affordability of rents relative to costs of for-sale housing; and

•	housing demand that is based on proximity to jobs, high median incomes, the quality of life and related commuting factors, as well as potential job growth.

Recognizing that all real estate markets are cyclical, the Company regularly evaluates the results of its regional economic, as well as its local market, research and adjusts the geographic focus of its portfolio accordingly. The Company seeks to increase its portfolio allocation in markets projected to have the strongest local economies and to decrease such allocations in markets projected to have declining economic conditions. Likewise, the Company also seeks to increase its portfolio allocation in markets that have attractive property valuations and to decrease such allocations in markets that have inflated valuations and low relative yields.

Property Operations — The Company manages its communities by focusing on strategies that will generate above-average rental growth, tenant retention/satisfaction and long-term asset appreciation. The Company intends to achieve this by utilizing the strategies set forth below:

•	Property Management — The Senior Vice President of Operations, Divisional Managers, Regional Portfolio Managers and Area Managers are accountable for the performance and maintenance of the communities. They supervise, provide training for the on-site managers, review actual performance against budget, monitor market trends and prepare operating and capital budgets.

•	Capital Preservation — The Executive Vice President of Asset Management and the Capital and Maintenance department are responsible for the planning, budgeting and completion of major capital improvement projects at the Company’s communities.

•	Business Planning and Control — Comprehensive business plans are implemented in conjunction with every investment decision. These plans include benchmarks for future financial performance, based on collaborative discussions between on-site managers and senior management.

•	Development and Redevelopment — The Company focuses on acquiring and developing apartment communities in supply constrained markets, and redeveloping its existing communities to improve the financial and physical aspects of the Company’s communities.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series H Preferred Stock, see “Description of the Series H Preferred Stock” in this prospectus supplement and “Description of Capital Stock — Description of Preferred Stock” in the accompanying prospectus.

Issuer	Essex Property Trust, Inc.

Securities Offered	2,600,000 shares of Series H Preferred Stock (2,990,000 shares if the underwriters exercise their over-allotment option in full). We reserve the right to reopen this series and issue additional Series H Preferred Stock either through public or private sales at any time.

Dividends	Holders of the Series H Preferred Stock will be entitled to receive cumulative cash dividends on the Series H Preferred Stock at the rate of 7.125% per annum of the $25.00 per share liquidation preference (equivalent to $1.78125 per annum per share of Series H Preferred Stock). Dividends on the Series H Preferred Stock will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. The first dividend on the Series H Preferred Stock sold in this offering will be paid on July 15, 2011.

No Maturity	The Series H Preferred Stock has no maturity date, and we are not required to redeem the Series H Preferred Stock. In addition, we are not required to set aside funds to redeem the Series H Preferred Stock. Accordingly, the shares of Series H Preferred Stock will remain outstanding indefinitely unless we decide to redeem them or, under circumstances where the holders of the Series H Preferred Stock have a conversion right, the holders of shares of Series H Preferred Stock decide to convert them.

Optional Redemption	We may not redeem the Series H Preferred Stock prior to April 13, 2016, except as described below under “Special Optional Redemption” and in limited circumstances relating to our continuing qualification as a REIT. On and after April 13, 2016, we may, at our option, redeem the Series H Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption	Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series H Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, we exercise any of our redemption rights relating to the Series H Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series H Preferred Stock will not have the conversion right described below.

A “Change of Control” is when, after the original issuance of the Series H Preferred Stock, the following have occurred and are continuing:

• the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities

Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

• following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights	Upon the occurrence of a Change of Control, each holder of Series H Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series H Preferred Stock) to convert some or all of the Series H Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series H Preferred Stock to be converted equal to the lesser of:

• the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Stock dividend payment and prior to the corresponding Series H Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price; and

• 0.3995 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus supplement.

If we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series H Preferred Stock will not have any right to convert the Series H Preferred Stock in connection with the Change of Control Conversion Right and any Series H Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Common Share Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control

Conversion Right, see “Description of the Series H Preferred Stock — Conversion Rights.”

Except as provided above in connection with a Change of Control, the Series H Preferred Stock is not convertible into or exchangeable for any other securities or property.

Liquidation Preference	If we liquidate, dissolve or wind up, the holders of the Series H Preferred Stock will have the right to receive $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of payment, before any payments are made to the holders of our common stock or any other shares of stock that rank junior to the Series H Preferred Stock.

Ranking	The Series H Preferred Stock ranks senior to our common stock and future junior securities, on a parity with our outstanding 7.8125% Series F Cumulative Redeemable Preferred Stock, our 4.875% Series G Cumulative Convertible Preferred Stock and any future parity securities (collectively, the “Parity Preferred Stocks”), and junior to all of our existing and future indebtedness and any future senior securities, with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

Voting Rights	Holders of Series H Preferred Stock generally have no voting rights. However, if we do not pay dividends on the Series H Preferred Stock for six quarterly periods, whether or not consecutive, the holders of the Series H Preferred Stock, voting as a single class with the holders of any other Parity Preferred Stocks upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our Board of Directors until we pay all dividends which we owe on the Series H Preferred Stock. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding Series H Preferred Stock is required for us to authorize, create or increase shares ranking senior to the Series H Preferred Stock or to amend our charter (including the articles supplementary designating the Series H Preferred Stock) in a manner that materially and adversely affects the rights of the holders of the Series H Preferred Stock.

Among other things, we may, without any vote of the holders of the Series H Preferred Stock, issue additional Series H Preferred Stock and Parity Preferred Stocks.

Information Rights	During any period in which we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series H Preferred Stock is outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series H Preferred Stock as their names and addresses appear in our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series H Preferred Stock. We will mail (or otherwise provide) the reports to the holders of Series H Preferred Stock within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Listing	We intend to file an application to list the Series H Preferred Stock on the NYSE under the symbol “ESSPrH.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series H Preferred Stock.

Restrictions on Ownership and Transfer	To ensure that we maintain our qualification as a REIT for federal income tax purposes, our charter provides that no person or entity may own more than 6.0% of the value of our outstanding shares of capital stock, including the Series H Preferred Stock, with some exceptions. See “Description of Capital Stock — Restrictions on Transfer” in the accompanying prospectus.

Use of Proceeds	We estimate that the net proceeds of this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, will be approximately $62.8 million (approximately $72.2 million if the underwriters exercise their over-allotment option in full). We will contribute the net proceeds of this offering to our operating partnership. The proceeds will be used to repurchase, in part or, with other cash sources, in whole, the operating partnership’s Series B Preferred Units. Prior to such repurchase, we intend to invest the net proceeds in certificates of deposit, interest-bearing short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement and beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2010, to read about certain risks you should consider before buying the Series H Preferred Stock.

Tax Consequences	Certain federal income tax considerations of purchasing, owning and disposing of the Series H Preferred Stock are summarized in “Additional Federal Income Tax Considerations” on page S-20 of this prospectus supplement, which supplements the discussion under the heading “Certain Material Federal Income Tax Considerations” in the accompanying prospectus.

RISK FACTORS

An investment in the Series H Preferred Stock involves a high degree of risk. In addition to other information in this prospectus supplement, you should carefully consider the following risks, the risks described in our Annual Report on Form 10-K for the year ended December 31, 2010, as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision with respect to the Series H Preferred Stock. The occurrence of any of these risks could materially and adversely affect our business, financial condition, liquidity, results of operations, prospects and our ability to pay cash dividends to holders of the Series H Preferred Stock, which could cause you to lose all or a significant portion of your investment in the Series H Preferred Stock. Some statements in this prospectus supplement, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Information” below.

The Series H Preferred Stock is subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

The Series H Preferred Stock will rank junior to all of our existing and future debt and to other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our future debt may include restrictions on our ability to pay dividends to preferred shareholders. Subject to limitations prescribed by Maryland law and Essex’s charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of Essex, preferred stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. The issuance of additional preferred stock or other securities on parity (in addition to our existing 7.8125% Series F Cumulative Redeemable Preferred Stock and 4.875% Series G Cumulative Convertible Preferred Stock) with or senior to the Series H Preferred Stock would dilute the interests of the holders of the Series H Preferred Stock, and any issuance of preferred stock or other securities senior to the Series H Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series H Preferred Stock. Other than the conversion right afforded to holders of Series H Preferred Stock that may occur in connection with a change of control as described under “Description of the Series H Preferred Stock — Conversion Rights” below, none of the provisions relating to the Series H Preferred Stock contain any provisions relating to or limiting our indebtedness or affording the holders of the Series H Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of the Series H Preferred Stock, so long as the rights of the Series H Preferred shareholders are not materially and adversely affected.

The Series H Preferred Stock have not been rated.

We have not sought to obtain a rating for the Series H Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series H Preferred Stock. In addition, we may elect in the future to obtain a rating of the Series H Preferred Stock, which could adversely impact the market price of the Series H Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series H Preferred Stock.

As a holder of Series H Preferred Stock, you have extremely limited voting rights.

Your voting rights as a holder of Series H Preferred Stock will be limited. Our shares of common stock are the only class of our securities that carry full voting rights. Voting rights for holders of Series H Preferred Stock exist primarily with respect to the ability to elect, with other Parity Preferred Stock, two additional directors to our Board of Directors in the event that six quarterly dividends (whether or not consecutive) payable on the Series H Preferred Stock are in arrears, and with respect to voting on amendments to our charter or articles supplementary relating to the Series H Preferred Stock that materially and adversely affect the rights of the holders of Series H Preferred Stock or create additional classes or series of our shares that are senior to the Series H Preferred Stock. Other than the limited circumstances described in this prospectus supplement, holders of Series H Preferred Stock will not have any voting rights. See “Description of the Series H Preferred Stock — Voting Rights.”

The change of control conversion feature may not adequately compensate you, and the change of control conversion and redemption features of the Series H Preferred Stock may make it more difficult for a party to take over the Company or discourage a party from taking over the Company.

Upon the occurrence of a change of control the result of which our shares of common stock and the common securities of the acquiring or surviving entity (or ADRs representing such securities) are not listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ, holders of the Series H Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series H Preferred Stock) to convert some or all of their Series H Preferred Stock into our shares of common stock (or equivalent value of alternative consideration) and under these circumstances we will also have a special optional redemption right to redeem the Series H Preferred Stock. See “Description of the Series H Preferred Stock — Conversion Rights” and “— Special Optional Redemption.” Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the Share Cap multiplied by the number of shares of Series H Preferred Stock converted. If the Common Share Price is less than $62.58 (which is approximately 50% of the per-share closing sale price of our common stock on April 7, 2011), subject to adjustment, the holders will receive a maximum of 0.3995 shares of our common stock per share of Series H Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series H Preferred Stock. In addition, those features of the Series H Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a change of control of the Company under circumstances that otherwise could provide the holders of our common stock and Series H Preferred Stock with the opportunity to realize a premium over the then-current market price or that shareholders may otherwise believe is in their best interests.

There is no established trading market for the Series H Preferred Stock, listing on the NYSE does not guarantee a market for the Series H Preferred Stock and the market price and trading volume of the Series H Preferred Stock may fluctuate significantly.

The Series H Preferred Stock is a new issue of securities with no established trading market. We intend to file an application to list the Series H Preferred Stock on the NYSE, but there can be no assurance that the NYSE will approve the Series H Preferred Stock for listing. Even if the NYSE approves the Series H Preferred Stock for listing, an active trading market on the NYSE for the Series H Preferred Stock may not develop or, if it does develop, may not last, in which case the market price of the Series H Preferred Stock could be materially and adversely affected. If an active trading market does develop on the NYSE, the Series H Preferred Stock may trade at prices lower than the initial public offering price. The market price of the Series H Preferred Stock would depend on many factors, including, but not limited to:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance, as well as the issuance by our subsidiaries, of additional preferred equity or debt securities; and

•	our financial condition, cash flows, liquidity, results of operations, funds from operations and prospects.

We have been advised by the underwriters that they intend to make a market in the Series H Preferred Stock, but they are not obligated to do so and may discontinue market-making at any time without notice.

FORWARD-LOOKING INFORMATION

This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and are subject to the “safe harbor” provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings, reflect only management’s current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” in this prospectus supplement and our most recent annual report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus are made as of the date herein or therein, based on information available to us as of the date hereof or thereof, and we assume no obligation to update any forward-looking statement or statements. It is important to note that such forward-looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The factors set forth under the heading “Risk Factors” in this prospectus supplement and in our most recent Annual Report on Form 10-K and other reports that we file with the SEC from time to time, among others, in some cases have affected, and in the future could affect, our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, will be approximately $62.8 million (approximately $72.2 million if the underwriters exercise their over-allotment option in full).

We will contribute the net proceeds of this offering to our operating partnership. Our operating partnership will use these proceeds to repurchase, in part or, with other cash sources, in whole, its outstanding Series B Preferred Units. Prior to such repurchase, we intend to invest the net proceeds in certificates of deposit, interest-bearing short-term investment grade securities or money-market accounts which are consistent with our intention to continue to qualify as a REIT.

There are 1,600,000 Series B Preferred Units outstanding and such units have an aggregate liquidation preference of $80 million. The Series B Preferred Units may be redeemed, at the operating partnership’s option as of December 31, 2009, from time to time, at a redemption price equal to the capital account balance of such holders of Series B Preferred Units. The Series B Preferred Units are entitled to receive distributions at the rate of 7.875% per year of the $50.00 liquidation preference per unit.

RATIO OF EARNINGS TO FIXED CHARGES, PREFERRED STOCK DIVIDENDS AND
PREFERRED UNIT DISTRIBUTIONS

The following table sets forth our ratio of earnings to fixed charges, preferred stock dividends and preferred unit distributions for the periods shown:

	Year Ended December 31
	2010	2009	2008	2007	2006

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.43X	1.36X	1.68X	1.57X	1.51X
Ratio of earnings to combined fixed charges, preferred stock dividends and preferred unit distributions	1.31X	1.22X	1.40X	1.29X	1.27X

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings consist of income before discontinued operations before gain on sale of real estate and interest expense. Fixed charges consist of interest expense plus interest costs capitalized.

DESCRIPTION OF THE SERIES H PREFERRED STOCK

This description of the Series H Preferred Stock supplements the description of the general terms and provisions of our capital stock, including preferred stock, contained in the accompanying prospectus. You should consult that general description for further information.

General

Subject to limitations prescribed by Maryland law and Essex’s charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of Essex, preferred stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. Each class or series will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law may permit and our Board of Directors may determine by adoption of applicable articles supplementary to our charter.

This summary of the terms and provisions of the Series H Preferred Stock is not complete. Our Board of Directors will adopt articles supplementary designating the terms of the Series H Preferred Stock, and you may obtain a complete copy of the articles supplementary designating the Series H Preferred Stock by contacting us. In connection with this offering, we will file the articles supplementary with the SEC. Our Board of Directors may authorize the issuance and sale of additional Series H Preferred Stock from time to time.

We intend to file an application to list the Series H Preferred Stock on the NYSE under the symbol “ESSPrH.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series H Preferred Stock.

The transfer agent, registrar and dividend disbursement agent for the Series H Preferred Stock is Computershare Investor Services LLC.

Ranking

The Series H Preferred Stock ranks senior to our shares of common stock and to any other of our future equity securities that we may later authorize or issue that by their terms rank junior to the Series H Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. The Series H Preferred Stock ranks on a parity with (i) our 7.8125% Series F Cumulative Redeemable Preferred Stock, of which 1,000,000 shares are outstanding, (ii) our 4.875% Series G Cumulative Convertible Preferred Stock, of which 178,249 shares are outstanding, and (iii) any future equity securities that we may later authorize or issue that by their terms are on a parity with the Series H Preferred Stock. The Series H Preferred Stock ranks junior to any equity securities that we may later authorize or issue that by their terms rank senior to the Series H Preferred Stock. Any such authorization or issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series H Preferred Stock. Any convertible debt securities that we may issue are not considered to be equity securities for these purposes. The Series H Preferred Stock ranks junior to all of our existing and future indebtedness.

Dividends

Holders of the Series H Preferred Stock will be entitled to receive, when and as authorized by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.125% per annum of the $25.00 per share liquidation preference, equivalent to $1.78125 per annum per share of Series H Preferred Stock. Dividends on the Series H Preferred Stock will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. The first dividend on the Series H Preferred Stock sold in this offering will be paid on July 15, 2011. Dividends payable on the Series H Preferred Stock for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our share records at the close of business on the applicable record date, which will be the first day of the calendar month in which the applicable dividend falls, or such other date as designated by our Board of Directors for the payment of dividends that is not more than 90 days nor fewer than 10 days prior to the dividend payment date.

Our Board of Directors will not authorize, and we will not pay, any dividends on the Series H Preferred Stock or set aside funds for the payment of dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements that restrict or prevent the payment of dividends on, or the purchase or redemption of, our shares of common stock. Under certain circumstances, these agreements could restrict or prevent the payment of dividends on or the purchase or redemption of shares of our Series H Preferred Stock. These restrictions may be indirect (for example, covenants requiring us to maintain specified levels of net worth or assets) or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay dividends on the Series H Preferred Stock.

Notwithstanding the foregoing, dividends on the Series H Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of dividends and whether or not dividends are authorized. Accrued but unpaid dividends on the Series H Preferred Stock will not bear interest, and the holders of the Series H Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above. All of our dividends on Series H Preferred Stock, including any capital gain distributions, will be credited to the previously accrued dividends on the Series H Preferred Stock. We will credit any dividend made on Series H Preferred Stock first to the earliest accrued and unpaid dividend due.

Except as provided in the following paragraph, we will not declare or pay any dividends, or set aside any funds for the payment of dividends, on our common stock or any other shares that rank junior to, or on a parity with, the Series H Preferred Stock, if any, or redeem or otherwise acquire our common stock or other junior shares, or shares ranking on a parity with the Series H Preferred Stock, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the Series H Preferred Stock for the current and all past dividend periods. This restriction will not limit our redemption or other acquisition of shares under incentive, benefit or share purchase plans for officers, trustees or employees or others performing or providing similar services or for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our charter in order to preserve our status as a REIT.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the Series H Preferred Stock and all shares that rank on a parity with Series H Preferred Stock, the amount which we have declared will be allocated pro rata to the Series H Preferred Stock and to each parity series of shares so that the amount declared for each Series H Preferred Stock and for each share of each parity series is proportionate to the accrued and unpaid dividends on those shares.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of the Series H Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at fair market value as determined by our Board of Directors equal to a liquidation preference of

$25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of the payment. Holders of Series H Preferred Stock will be entitled to receive this liquidating distribution before we distribute any assets to holders of our common stock or any other shares of preferred stock that rank junior to the Series H Preferred Stock. The rights of holders of Series H Preferred Stock to receive their liquidation preference would be subject to preferential rights of the holders of any series of shares that is senior to the Series H Preferred Stock. Written notice will be given to each holder of Series H Preferred Stock of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series H Preferred Stock will have no right or claim to any of our remaining assets. If we consolidate or merge with any other entity, sell, lease, transfer or convey all or substantially all of our property or business, or engage in a statutory share exchange, we will not be deemed to have liquidated. As of December 31, 2010, we had outstanding shares of 7.8125% Series F Cumulative Redeemable Preferred Stock and outstanding shares of 4.875% Series G Cumulative Convertible Preferred Stock, and our operating partnership had outstanding Series B Preferred Units. In the event our assets are insufficient to pay the full liquidating distributions to the holders of Series H Preferred Stock and all other classes or series of our equity securities ranking on a parity with the Series H Preferred Stock, if any, then we will distribute our assets to the holders of Series H Preferred Stock and all other classes or series of parity securities ratably in proportion to the full liquidating distributions they would have otherwise received.

Redemption

We may not redeem the Series H Preferred Stock prior to April 13, 2016, except as described below under “— Special Optional Redemption” and “— Restrictions on Ownership and Transfer.” On and after April 13, 2016, upon no fewer than 30 days’ nor more than 60 days’ written notice, we may, at our option, redeem the Series H Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

We will give notice of redemption by publication in a newspaper of general circulation in the City of New York and by mail to each holder of record of Series H Preferred Stock at the address shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series H Preferred Stock except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series H Preferred Stock to be redeemed;

•	the place or places where the certificates for the Series H Preferred Stock are to be surrendered for payment; and

•	that dividends on the Series H Preferred Stock to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the shares of Series H Preferred Stock, the notice of redemption mailed to each shareholder will also specify the number of shares of Series H Preferred Stock that we will redeem from each shareholder. In this case, we will determine the number of shares of Series H Preferred Stock to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose in our sole discretion.

If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the shares of Series H Preferred Stock called for redemption, then from and after the redemption date, those shares of Series H Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series H Preferred Stock will terminate. The holders of those shares of Series H Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends to, but not including, the redemption date.

The holders of Series H Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series H Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series H Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series H Preferred Stock to be redeemed.

The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under “— Restrictions on Ownership and Transfer” below. In order to ensure that we continue to meet the requirements for qualification as a REIT, the Series H Preferred Stock will be subject to the restrictions on ownership and transfer set forth in our charter.

Subject to applicable law, we may purchase Series H Preferred Stock in the open market, by tender or by private agreement.

Special Optional Redemption

Upon the occurrence of a Change of Control, we may, at our option, redeem the Series H Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, we have provided or provide notice of redemption with respect to the shares of Series H Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption right), the holders of such shares of Series H Preferred Stock will not have the conversion right described below under “— Conversion Rights.”

We will mail to you, if you are a record holder of the Series H Preferred Stock, a notice of redemption no fewer than 30 days nor more than 60 days before the redemption date. We will send the notice to your address shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series H Preferred Stock except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series H Preferred Stock to be redeemed;

•	the place or places where the certificates for the Series H Preferred Stock are to be surrendered for payment;

•	that the Series H Preferred Stock are being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control;

•	that the holders of the Series H Preferred Stock to which the notice relates will not be able to tender such Series H Preferred Stock for conversion in connection with the Change of Control and each share of Series H Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date; and

•	that dividends on the Series H Preferred Stock to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the outstanding shares of Series H Preferred Stock, the notice of redemption mailed to each shareholder will also specify the number of shares of Series H Preferred Stock that we will redeem from each shareholder. In this case, we will determine the number of shares of Series H Preferred Stock to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose.

If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of shares of Series H Preferred Stock called for redemption, then from and after the redemption date, those shares of Series H Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series H Preferred Stock will terminate. The holders of those shares of Series H Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends through, but not including, the redemption date.

The holders of Series H Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series H Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series H Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series H Preferred Stock to be redeemed.

A “Change of Control” is when, after the original issuance of the Series H Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series H Preferred Stock will have the right, unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series H Preferred Stock as described under “— Redemption” or ‘‘— Special Optional Redemption,” to convert some or all of the shares of Series H Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series H Preferred Stock (the “Common Share Conversion Consideration”) equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Stock dividend payment and prior to the corresponding Series H Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (such quotient, the “Conversion Rate”); and

•	0.3995 (the “Share Cap”).

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a dividend of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 1,038,700 shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option is exercised to purchase additional shares of Series H Preferred Stock, not to exceed 1,194,505 shares of our common stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series H Preferred Stock will receive upon conversion of such Series H Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of the Series H Preferred Stock will receive will be the form and proportion of the aggregate consideration elected by the holders of our common stock who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional shares of our common stock upon the conversion of the Series H Preferred Stock. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series H Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series H Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Share Price;

•	the Change of Control Conversion Date;

•	that if, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem all or any portion of the Series H Preferred Stock, holders will not be able to convert such shares of Series H Preferred Stock and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series H Preferred Stock;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that the holders of Series H Preferred Stock must follow to exercise the Change of Control Conversion Right.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series H Preferred Stock.

To exercise the Change of Control Conversion Right, the holder of Series H Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) evidencing Series H Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of shares of Series H Preferred Stock to be converted; and

•	that the shares of Series H Preferred Stock are to be converted pursuant to the applicable provisions of the Series H Preferred Stock.

The “Change of Control Conversion Date” is the date the shares of Series H Preferred Stock are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series H Preferred Stock.

The “Common Share Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of our common stock is solely cash; and (ii) the average of the per-share closing prices for our common stock on the NYSE for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our common stock is other than solely cash.

Holders of Series H Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series H Preferred Stock;

•	if certificated Series H Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series H Preferred Stock; and

•	the number of shares of Series H Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the shares of Series H Preferred Stock are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of The Depository Trust Company.

Series H Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such Series H Preferred Stock, whether pursuant to our optional redemption right or our special optional redemption right. If we elect to redeem Series H Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series H Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

We will deliver amounts owing upon conversion no later than the third business day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series H Preferred Stock into our common stock. Notwithstanding any other provision of the Series H Preferred Stock, no holder of Series H Preferred Stock will be entitled to convert such Series H Preferred Stock for our common stock to the extent that receipt of such common stock would cause such holder (or any other person) to exceed the share ownership limits contained in our charter and the articles supplementary setting forth the terms of the Series H Preferred Stock, unless we provide an exemption from this limitation for such holder. See “— Restrictions on Ownership and Transfer,” below.

These Change of Control conversion and redemption features may make it more difficult for a party to take over the Company or discourage a party from taking over the Company. See “Risk Factors — The change of control conversion feature may not adequately compensate you, and the change of control conversion and redemption features of the Series H Preferred Stock may make it more difficult for a party to take over the Company or discourage a party from taking over the Company.”

Except as provided above in connection with a Change of Control, the shares of Series H Preferred Stock are not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series H Preferred Stock will have no voting rights, except as set forth below.

Whenever dividends on the Series H Preferred Stock are due but unpaid for six quarterly periods, whether or not consecutive (a “Preferred Dividend Default”), the number of directors then constituting our Board of Directors shall be increased by two and holders of the Series H Preferred Stock, voting as a single class with the holders of any other Parity Preferred Stocks upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our Board of Directors (the “Preferred Stock Directors”) at a special meeting called by the holders of at least 10% of the outstanding Series H Preferred Stock or the holders of at least 10% of any such other series of Parity Preferred Stocks, or at the next annual or special meeting of shareholders, and at each subsequent annual or special meeting of shareholders until all dividends accumulated on the Series H Preferred Stock for the past dividend periods and the then-current dividend period have been paid or declared and set aside for payment in full.

If and when all accumulated dividends in arrears and dividends for the then current dividend period on the Series H Preferred Stock shall have been paid in full or a sum sufficient for the payment is irrevocably deposited in trust for payment, the holders of the Series H Preferred Stock shall be divested of the voting rights as described in this section (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends in arrears and the dividends for the current dividend period have been paid in full or set aside for payment in full on all other classes or series of Parity Preferred Stocks upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series H Preferred Stock when they have the voting rights set forth as described in this section (voting together as a single class, with one vote for each $50.00 of liquidation preference, with all other classes or series of Parity Preferred Stocks upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series H Preferred Stock when they have the voting rights set forth in this section (voting together as a single class with all other classes or series of Parity Preferred Stocks upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per Director on any matter.

So long as any shares of Series H Preferred Stock remain outstanding, we shall not, without the affirmative vote of the holders of at least two-thirds of the shares of Series H Preferred Stock outstanding at the time: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking senior to the Series H Preferred Stock with respect to payment of dividends or rights upon liquidation, dissolution or winding up of the Company, or reclassify any authorized shares of the Company into any such shares, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of our charter (including the articles supplementary designating the Series H Preferred Stock), whether by merger, consolidation or otherwise, in each case in such a way that would materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Stock; provided, however, that with respect to the occurrence of a merger, consolidation or a sale or lease of all of our assets as an entirety, so long as (a) the shares of Series H Preferred Stock remain outstanding with the terms thereof materially unchanged, or (b) the holders of the Series H Preferred Stock receive equity securities with rights, preferences, privileges or voting powers substantially the same as those of the Series H Preferred Stock, then the occurrence of any such event shall not be deemed to materially and adversely affect the rights, privileges or voting powers of the holders of the Series H Preferred Stock. In addition, any increase in the amount of authorized Series H Preferred Stock or the creation or issuance, or increase in the amounts authorized, of any other equity securities ranking on a parity with or junior to the Series H Preferred Stock with respect to payment of dividends and the dividend of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series H Preferred Stock.

In any matter in which the Series H Preferred Stock are entitled to vote, each Series H Preferred Stock will be entitled to one vote. If the holders of Series H Preferred Stock and another series of preferred shares, if any, are entitled to vote together as a single class on any matter, the Series H Preferred Stock and the shares of the other series will have one vote for each $50.00 of liquidation preference.

Information Rights

During any period in which we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series H Preferred Stock are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series H Preferred Stock as their names and addresses appear in our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series H Preferred Stock. We will mail (or otherwise provide) the reports to the holders of Series H Preferred Stock within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Restrictions on Ownership and Transfer

To ensure that we maintain our qualification as a REIT for federal tax purposes, our charter provides that no person or entity may own more than 6.0% of the value of our outstanding shares of capital stock, including the Series H Preferred Stock, with some exceptions. See “Description of Capital Stock — Restrictions on Transfer” and “— Description of Preferred Stock” in the accompanying prospectus.

Preemptive Rights

No holders of the Series H Preferred Stock shall, as the holders, have any preemptive rights to purchase or subscribe for our common stock or any other security of the Company.

Book-Entry Procedures

The Depository Trust Company (the “DTC”) will act as securities depositary for the Series H Preferred Stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series H Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Series H Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series H Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series H Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series H Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series H Preferred Stock within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series H Preferred Stock on DTC’s records. You, as the actual owner of the Series H Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series H Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series H Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our charter, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series H Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series H Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series H Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series H Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of Series H Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series H Preferred Stock will be made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series H Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series H Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series H Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series H Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series H Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements, and should be read in conjunction with, the discussion under the heading “Certain Material Federal Income Tax Considerations” in the accompanying prospectus. The following is a summary of certain additional federal income tax considerations with respect to the ownership of our Series H Preferred Stock.

The U.S. federal income tax treatment of holders of our Series H Preferred Stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our Series H Preferred Stock will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our Series H Preferred Stock.

Taxation of Essex Property Trust, Inc.

The law firm of Baker & McKenzie LLP has acted as our tax counsel in connection with the offering. We have received an opinion of Baker & McKenzie LLP to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) for each of our taxable years beginning with the taxable year ended December 31, 1994 through our taxable year ended December 31, 2010. If we continue to be organized and operated after December 31, 2010 in the same manner as we had prior to that date, we will continue to qualify as a REIT. It must be emphasized that the opinion of Baker & McKenzie LLP is based on various assumptions relating to our organization and operation, and is conditioned upon factual representations and covenants made by our management regarding our organization, assets, income, the present and future conduct of our business operations, and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Baker & McKenzie LLP or by us that we will qualify as a REIT for any particular year. The opinion is expressed as of the date issued. Baker & McKenzie LLP will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the Internal Revenue Service (the “IRS”), and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. An opinion of counsel does not foreclose the possibility that we may have to utilize one or more of the REIT savings provisions discussed in the prospectus, which could require us to pay an excise or penalty tax (which could be significant in amount) in order for us to maintain our REIT qualification.

Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or, in some cases, quarterly) operating results, the various requirements under the Code that are described in this discussion. These requirements apply to, among other things, the sources of our gross income, the composition and values of our asserts, our distribution levels, and the diversity of ownership of our shares. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by us that we will satisfy such requirements.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations. For these purposes, a U.S. shareholder is a beneficial owner of our Series H Preferred Stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.,

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia),

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Series H Preferred Stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our Series H Preferred Stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our Series H Preferred Stock by the partnership.

Distributions Generally.  So long as we qualify as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends or as qualified dividend income will generally be taken into account by shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our Series H Preferred Stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares, and then to our common shares. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently available to individual U.S. shareholders who receive dividends from taxable subchapter C corporations.

Capital Gain Dividends.  We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we designate as capital gain dividends will generally be taxed to U.S. shareholders as long-term capital gains without regard to the period for which the U.S. shareholder that receives such distribution has held its shares. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the U.S. shareholder as capital gain. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on these dividends.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•	a long-term capital gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15% (through 2012), and taxable to U.S. shareholders that are corporations at a maximum rate of 35%, or

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted basis of the U.S. shareholder’s Series H Preferred Stock in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s Series H Preferred Stock, the U.S. shareholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

Qualified Dividend Income.  With respect to U.S. shareholders who are taxed at the rates applicable to individuals, we may designate a portion of our distributions paid to such U.S. shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain (through 2012), provided that the U.S. shareholder has held our Series H Preferred Stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such Series H Preferred Stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from non-REIT corporations (including any “taxable REIT subsidiary” (a “TRS”) in which we may own an interest),

•	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income, and

•	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT “C” corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a regulated investment company), (ii) any TRS, or (iii) a “qualifying foreign corporation,” and (B) specified holding period requirements and other requirements are met. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the holder as qualified dividend income. We expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the holder as qualified dividend income.

Dispositions of Our Series H Preferred Stock.  In general, a U.S. shareholder will realize gain or loss upon the sale, redemption or other taxable disposition of our Series H Preferred Stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis in our Series H Preferred Stock at the time of the disposition. In general, a U.S. shareholder’s adjusted basis will equal the U.S. shareholder’s acquisition cost, increased by the excess for net capital gains deemed distributed to the U.S. shareholder (discussed above) less tax deemed paid on it and reduced by returns on capital.

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our Series H Preferred Stock will be subject to a maximum federal income tax rate of 15% (through 2012), if our Series H Preferred Stock is held for more than one year, and will be taxed at ordinary income rates of up to 35% (through 2012) if the shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our Series H Preferred Stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our Series H Preferred Stock by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of our Series H Preferred Stock.  If we redeem any Series H Preferred Stock, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our Series H Preferred Stock to a holder of such Series H Preferred Stock can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a holder of our Series H Preferred Stock will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in our Series H Preferred Stock redeemed (provided the Series H Preferred Stock is held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of our Series H Preferred Stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only our Series H Preferred Stock being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The holder of our Series H Preferred Stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the holder of Series H Preferred Stock owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of Series H Preferred Stock from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of our Series H Preferred Stock intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our Series H Preferred Stock will be treated as a distribution on our shares as described above under “Taxation of Taxable U.S. Shareholders.” If the redemption of a holder’s Series H Preferred Stock is taxed as a dividend, the adjusted basis of such holder’s redeemed Series H Preferred Stock will be transferred to any other shares held by the holder. If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Under proposed Treasury regulations pursuant to Section 302 of the Code (the “Proposed Regulations”), if any portion of the amount received by a shareholder on a redemption of our Series H Preferred Stock is treated as a distribution with respect to our shares but not as a taxable dividend, then such portion will be allocated to all shares held by the shareholder just before the redemption on a pro-rata, share-by-share, basis. The amount applied to each share will first reduce the shareholder’s basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If the shareholder has different bases in its shares, then the amount allocated could reduce some of the basis with respect to certain shares while reducing all the basis and giving rise to taxable gain with respect to other shares. As a result, the shareholder could derive gain even if its total basis in its shares of our Series H Preferred Stock exceeds the amount received on redemption.

The Proposed Regulations permit the transfer of basis in the redeemed shares of our Series H Preferred Stock to a shareholder’s remaining, unredeemed Series H Preferred Stock (if any), but not to any other class of shares held (directly or indirectly) by the shareholder. Instead, any unrecovered basis in our Series H Preferred Stock would be treated as a deferred loss to be recognized upon the satisfaction of certain conditions described in the Proposed Regulations.

The Proposed Regulations are effective for transactions that occur after the date such regulations are published as final Treasury regulations. There is no assurance, however, as to whether, when and in what particular form the Proposed Regulations will ultimately be finalized.

Conversions of our Series H Preferred Stock.  Except as provided below, (i) a shareholder generally will not recognize gain or loss upon the conversion of our Series H Preferred Stock into our common stock, and (ii) a shareholder’s basis and holding period in our common stock received upon conversion generally will be the same as those of the converted Series H Preferred Stock. The basis will be reduced, however, by the portion of adjusted tax basis allocated to any fractional share exchanged for cash. Any of our common stock received in a conversion that is attributable to accumulated and unpaid dividends on the converted Series H Preferred Stock will be treated as a distribution that is potentially taxable as a dividend and subject to the treatment as described above under “Taxation of Taxable U.S. Shareholders.”

Cash received upon a conversion in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the shareholder held our Series H Preferred Stock for more than one year at the time of conversion. If a shareholder is an individual, long-term capital gains will be taxed at a reduced rate of 15% under current law. If a shareholder is a corporation, long-term capital gains will be taxed at a maximum rate of 35%. See discussion above under “Taxation of Taxable U.S. Shareholders.”

Other Tax Considerations

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gain of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gain rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our Series H Preferred Stock.

Expansion of Medicare Tax

The Health Care and Reconciliation Act of 2010 requires that, in certain circumstances, certain U.S. shareholders that are individuals, estates, and trusts pay a 3.8% tax on “net investment income,” effective for taxable years beginning after December 31, 2012. Dividends on and gains from the sale or other disposition of our Series H Preferred Stock would likely constitute “net investment income.” Prospective investors are urged to consult their own tax advisors regarding this new legislation and its impact on an investment in our Series H Preferred Stock.

Foreign Accounts and Foreign Entities

The Hiring Incentives to Restore Employment Act of 2010 imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders that own our Series H Preferred Stock through foreign accounts or foreign intermediaries and to certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our Series H Preferred Stock paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. This legislation is generally effective for payments made after December 31, 2012. Prospective investors are urged to consult their own tax advisors regarding this new legislation and its impact on an investment in our Series H Preferred Stock.

PROSPECTIVE SHAREHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES IN THEIR PARTICULAR SITUATIONS OF THE PURCHASE, OWNERSHIP, EXCHANGE AND DISPOSITION OF OUR SERIES H PREFERRED STOCK, AS WELL AS CONSEQUENCES UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

ANY DISCUSSION HEREIN OF THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR SERIES H PREFERRED STOCK IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED UNDER U.S. TAX LAWS. THIS DISCUSSION IS PROVIDED TO SUPPORT THE PROMOTION OR MARKETING OF OUR SERIES H PREFERRED STOCK. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR CONCERNING THE POTENTIAL TAX CONSEQUENCES OF AN INVESTMENT IN OUR SERIES H PREFERRED STOCK.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement with Wells Fargo Securities, LLC and Raymond James & Associates, Inc., as representatives of the underwriters named below, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of shares of Series H Preferred Stock set forth opposite its name in the table below.

Number
Underwriter	of Shares

Wells Fargo Securities, LLC	910,000
Raymond James & Associates, Inc.	910,000
Barclays Capital Inc.	162,500
RBC Capital Markets, LLC	162,500
FBR Capital Markets & Co.	91,000
Janney Montgomery Scott LLC	91,000
Morgan Keegan & Company, Inc.	91,000
Robert W. Baird & Co. Incorporated	91,000
Stifel, Nicolaus & Company, Incorporated	91,000

Total	2,600,000

Under the terms of the underwriting agreement, the underwriters are committed, severally and not jointly, to purchase all of the shares of Series H Preferred Stock if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify severally the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriting agreement provides that the underwriters’ obligations to purchase the shares of Series H Preferred Stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material adverse change in the financial markets and that we deliver to the underwriters customary closing documents.

Commissions and Discounts

The underwriters propose to offer our shares of Series H Preferred Stock directly to the public at $25.00 per share and to certain dealers at such price less a concession not in excess of $0.50 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per share to other dealers. If all of the shares of Series H Preferred Stock are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms. The offering of the shares of Series H Preferred Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Series H Preferred Stock.

		Total
		Option	Option
	Per Share	Not Exercised	Exercised

Public offering price	$25.00	$65,000,000	$74,750,000
Underwriting discount	$0.7875	$2,047,500	$2,354,625

We estimate that the total expenses related to this offering payable by us, excluding the underwriting discount, will be approximately $150,000.

Over-Allotment Option

We have granted the underwriters an option to purchase up to 390,000 additional shares of Series H Preferred Stock at the public offering price less the underwriting discount and less an amount per share equal to any distributions per share payable by us on our shares of Series H Preferred Stock that are not payable by us on these option shares. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Series H Preferred Stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Shares of Series H Preferred Stock

We have agreed not to, directly or indirectly, subject to certain exceptions, (i) issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to, any shares of Series H Preferred Stock or any securities similar to or ranking on par with or senior to the shares Series H Preferred Stock (including preferred interests in our operating partnership), or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Securities Act relating to the offer and sale of any shares of Series H Preferred Stock or any securities similar to or ranking on par with or senior to the shares of Series H Preferred Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Series H Preferred Stock or any securities similar to or ranking on par with or senior to the shares of Series H Preferred Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii) for a period of 30 days after the date of this prospectus supplement without the prior written consent of the representatives.

New York Stock Exchange Listing

We intend to file an application to list our shares of Series H Preferred Stock on the NYSE under the symbol “ESSPrH.” If this application is approved, we expect trading of our shares of Series H Preferred Stock on the NYSE to begin within 30 days following initial delivery of our shares of Series H Preferred Stock. The underwriters have advised us that they intend to make a market in our shares of Series H Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the shares, however, and may cease market making activities, if commenced, at any time.

Price Stabilization and Short Positions

Until the distribution of shares of Series H Preferred Stock is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our shares of Series H Preferred Stock. However, the underwriters may engage in transactions that stabilize the price of the shares of Series H Preferred Stock, such as bids or purchases of shares in the open market while the offering is in progress to peg, fix, or maintain that price. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Series H Preferred Stock from us in the offering. The underwriters may reduce that short position by purchasing Series H Preferred Shares in the open market and by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of Series H Preferred Stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Series H Preferred Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Series H Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of the shares of Series H Preferred Stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of Series H Preferred Stock. They may also cause the price of our shares of Series H Preferred Stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A. to “qualified investors” as defined in the Prospectus Directive, including:

(a) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B. to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus supplement have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to

Article 119 CISA and the Shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement does not constitute an issuer prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Other Relationships

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they have received and may continue to receive customary fees and commissions. Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, is a lender under our unsecured credit facility. In addition, the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Such instruments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPERTS

The consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, noncontrolling interest and comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2010, the related financial statement schedule III, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Baker & McKenzie LLP, San Francisco, California. Certain matters of Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters in connection with this offering will be passed upon for the underwriters by DLA Piper LLP (US).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference in this prospectus supplement or the accompanying prospectus is automatically updated and superseded if information contained in this prospectus supplement, the accompanying prospectus, or information we later file with the SEC, modifies or replaces that information.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2010;

•	our Current Reports on Form 8-K, filed January 19, 2011, February 25, 2011, and April 1, 2011;

•	our Definitive Proxy Statement on Schedule 14A filed on April 6, 2011; and

•	the description of Essex’s common stock contained in a Registration Statement on Form 8-A filed with the SEC on May 27, 1994, as amended on September 19, 2003.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any documents or portions of documents that are deemed “furnished” and not “filed” with the SEC) after the date of this prospectus supplement and prior to the termination of the offering of shares of common stock covered by this prospectus supplement, are incorporated by reference herein.

To obtain a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents) please contact us at:

Essex Property Trust, Inc.
Attention: Investor Relations
925 East Meadow Drive
Palo Alto, CA 94303
Phone: (650) 494-3700

AVAILABLE INFORMATION

We are subject to the information requirements of the Exchange Act. Accordingly, we file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Our SEC filings also are available to the public at the Internet website maintained by the SEC at www.sec.gov and from commercial document retrieval services.

We also make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, our definitive proxy statements and Section 16 reports on Forms 3, 4 and 5, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC. Our Internet website address is www.essexpropertytrust.com. The information located on, or hyperlinked or otherwise connected to, our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any other filings that we make with the SEC. You may also inspect the information that we file with the NYSE, at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 (Registration File No. 333-165693) covering the shares of common stock offered by this prospectus statement. You should be aware that this prospectus supplement does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this prospectus supplement concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

PROSPECTUS

ESSEX PROPERTY TRUST, INC.

COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
WARRANTS AND OTHER RIGHTS
STOCK PURCHASE CONTRACTS
UNITS
GUARANTEES OF DEBT SECURITIES

and

ESSEX PORTFOLIO, L.P.

DEBT SECURITIES

Essex Property Trust, Inc., a Maryland corporation (“Essex” or the “Company”), may from time to time offer, in one or more series or classes, separately or together, and in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus, the following securities:

•	common stock;

•	preferred stock;

•	preferred stock represented by depositary shares;

•	warrants and other rights to purchase common stock;

•	stock purchase contracts;

•	units representing an interest in two or more other securities; and

•	guarantees of debt securities.

Essex Portfolio L.P., a California partnership (the “Operating Partnership”), may from time to time offer in one or more series debt securities, which may be either senior debt securities (“Senior Securities”) or subordinated debt securities (“Subordinated Securities” and, together with the Senior Securities, the “Debt Securities”), guaranteed by Essex through unconditional guarantees (the “Guarantees”) of the Debt Securities. The Debt Securities may be non-convertible or convertible into or exercisable or exchangeable for securities of the Company or the Operating Partnership.

The securities listed above (collectively, the “Offered Securities”) may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements to this prospectus (each a “Prospectus Supplement”); provided that Essex will unconditionally guarantee the payment of principal and a premium, if any, and interest on the debt securities, to the extent and on the terms described herein and in any accompanying Prospectus Supplement to this prospectus. Under this Registration Statement, Essex can issue equity securities and debt guarantees, and the Operating Partnership can issue only debt securities.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a Prospectus Supplement. The specific terms may include limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust (“REIT”) for federal income tax purposes. It is important that you read both this prospectus and the applicable Prospectus Supplement before you invest in the securities.

The applicable Prospectus Supplement also will contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

The Offered Securities may be offered directly, through agents designated from time to time by Essex, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See “Plan of Distribution.” No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the plan of distribution and the method and terms of the offering of such series of Offered Securities.

Essex’s common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “ESS.” On March 24, 2010, the closing sale price of Essex common stock on the NYSE was $91.75 per share.

YOU SHOULD CONSIDER THE RISKS DISCUSSED IN “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS BEFORE YOU INVEST IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 25, 2010

Neither Essex Property Trust, Inc. nor Essex Portfolio, L.P. have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

WHERE YOU CAN FIND MORE INFORMATION

Essex files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Essex files with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a Registration Statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement contains additional information about us. You may inspect the Registration Statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	Essex’s Annual Report on Form 10-K for the year ended December 31, 2009;

•	Essex’s Current Report on Form 8-K filed on March 9, 2010;

•	Essex’s Definitive Proxy Statement on Schedule 14A filed on March 22, 2010;

•	The description of Essex’s common stock contained in a Registration Statement on Form 8-A filed with the SEC on May 27, 1994, as amended on September 19, 2003;

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (but excluding any documents or portions of documents that are deemed “furnished” and not “filed” with the SEC) after the date of this prospectus and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303, Attention: Secretary (650) 494-3700.

Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to “Essex” mean Essex Property Trust, Inc. and all references to the “Operating Partnership” mean Essex Portfolio, L.P. Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to “we,” “us,” or “our” mean Essex and its subsidiaries, including the Operating Partnership and its subsidiaries. When we refer to Essex’s “Charter,” we mean Essex’s articles of incorporation, as amended and supplemented from time to time.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are subject to the “safe harbor” provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements, which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operation results, revenues and earnings, reflect only management’s current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” in this prospectus, or in the documents incorporated by reference in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Some of these forward-looking statements include statements regarding our expectations as to:

•	The timing of completion of current development and redevelopment projects and the stabilization dates of such projects;

•	The total projected costs and rental rates of development and redevelopment projects;

•	The adequacy of future cash flows to meet operating requirements and to provide for dividend payments in accordance with real estate investment trust (“REIT”) requirements;

•	The amount of capital expenditures and non-revenue generating capital expenditures;

•	Future acquisitions and anticipated development projects in 2010 and thereafter;

•	The anticipated performance of Essex Apartment Value Fund II, L.P. (“Fund II”);

•	The anticipated performance of existing properties; and

•	The anticipated results from various geographic regions and our investment focus in such regions.

All forward-looking statements included or incorporated by reference in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or statements. It is important to note that such forward-looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The foregoing factors, as well as those under the heading “Risk Factors” in this prospectus and in Item 1A, “Risk Factors”, of our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q that Essex files with the SEC from time to time, among others, in some cases have affected, and in the future could affect, our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

ESSEX AND THE OPERATING PARTNERSHIP

Essex Property Trust, Inc. (“Essex” or the “Company”) is a Maryland corporation that operates as a self-administered and self-managed real estate investment trust (“REIT”). The Company owns all of its interest in its real estate investments directly or indirectly through Essex Portfolio, L.P. (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership and as of December 31, 2009 owns a 92.3% general partnership interest.

The Company has elected to be treated as a REIT for federal income tax purposes, commencing with the year ended December 31, 1994 as the Company completed an initial public offering on June 13, 1994. In order to maintain compliance with REIT tax rules, the Company utilizes taxable REIT subsidiaries for various revenue generating or investment activities. All taxable REIT subsidiaries are consolidated by the Company.

We are engaged primarily in the ownership, operation, management, acquisition, development and redevelopment of predominantly apartment communities. As of December 31, 2009, we owned or held an interest in 133 apartment communities, aggregating 27,248 units, located along the west coast of the United States, as well as five office buildings (totaling approximately 215,840 square feet), and four active development projects with 581 units in various stages of development (collectively, the “Portfolio”).

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds of any sale of Offered Securities for general corporate purposes and to invest in the Operating Partnership. Unless otherwise indicated in the applicable Prospectus Supplement, the Operating Partnership intends to use any net proceeds to fund the acquisition and development of apartment communities and to repay indebtedness. Net proceeds from the sale of the Offered Securities initially may be temporarily invested in short-term securities.

RISK FACTORS

Our business, operating results, cash flows and financial condition are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

We depend on our key personnel.  Our success depends on our ability to attract and retain executive officers, senior officers and company managers. There is substantial competition for qualified personnel in the real estate industry and the loss of any of our key personnel could have an adverse effect on the Company.

Capital and credit market conditions may affect our access to sources of capital and/or the cost of capital, which could negatively affect our business, results of operations, cash flows and financial condition.  Over the past two years, the Company’s financing activities have been impacted by the instability and tightening in the credit markets which has led to an increase in spreads and pricing of secured debt, unsecured debt, and lines of credit. The Company’s strong balance sheet, the debt capacity available on the unsecured line of credit with a bank group and the secured line of credit with Freddie Mac, and access to Fannie Mae and Freddie Mac secured debt financing have provided some insulation to the Company from the turmoil being experienced by many other real estate companies. The Company has benefited from borrowing from Fannie Mae and Freddie Mac, and there are no assurances that these entities will lend to the Company in the future. Continued turmoil in the capital markets and further job losses could negatively impact the Company’s ability to make acquisitions, develop communities, obtain new financing, and refinance existing borrowing at competitive rates.

Debt financing has inherent risks.  At December 31, 2009, we had approximately $1.85 billion of indebtedness (including $490.6 million of variable rate indebtedness, of which $197.1 million is subject to interest rate protection agreements). We are subject to the risks normally associated with debt financing, including the following:

•	cash flow may not be sufficient to meet required payments of principal and interest;

•	inability to refinance maturing indebtedness on encumbered apartment communities;

•	inability to comply with debt covenants could cause an acceleration of the maturity date; and

•	repaying debt before the scheduled maturity date could result in prepayment penalties.

The Company is uncertain about its ability to refinance balloon payments.  As of December 31, 2009, we had approximately $1.85 billion of mortgage loans, exchangeable bonds and line of credit borrowings, most of which are subject to balloon payments (see Notes 7 and 8 to the Company’s consolidated financial statements for more details). We do not expect to have sufficient cash flows from operations to make all of these balloon payments.

We may not be able to refinance such mortgage indebtedness, bonds, or lines of credit. The communities subject to these mortgages could be foreclosed upon or otherwise transferred to the lender. This could cause us to lose income and asset value. We may be required to refinance the debt at higher interest rates or on terms that may not be as favorable as the terms of existing indebtedness.

Debt financing of communities may result in insufficient cash flow to service debt.  Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the communities will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code of 1986, as amended (the “Code”). We may obtain additional debt financing in the future through mortgages on some or all of the communities. These mortgages may be recourse, non-recourse, or cross-collateralized.

As of December 31, 2009, the Company had 77 of its 118 consolidated communities encumbered by debt. Of the 77 communities, 61 are secured by deeds of trust relating solely to those communities. With respect to the remaining 16 communities, there are 3 cross-collateralized mortgages secured by 11 communities, 3 communities, and 2 communities, respectively. The holders of this indebtedness will have rights with respect to these communities and, to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon communities which are not the primary collateral for their loan. This may accelerate other indebtedness secured by communities. Foreclosure of communities would reduce our income and net asset value.

Rising interest rates may affect our costs of capital and financing activities and results of operation.  Interest rates could increase rapidly, which could result in higher interest expense on our variable rate indebtedness. Prolonged interest rate increases could negatively impact our ability to make acquisitions and develop apartment communities with positive economic returns on investment and our ability to refinance existing borrowings.

Interest rate hedging arrangements may result in losses.  Periodically, we have entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, they also may reduce the benefits to us if interest rates decline. If a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with A-rated financial institutions.

Bond compliance requirements may limit income from certain communities.  At December 31, 2009, we had approximately $214.1 million of variable rate tax-exempt financing relating to the following apartment communities: Inglenook Court, Wandering Creek, Boulevard, Huntington Breakers, Camarillo Oaks, Fountain Park, Anchor Village, Hidden Valley and Belmont Station. This tax-exempt financing subjects these communities to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. The Code and rules and regulations thereunder impose various restrictions, conditions and requirements excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed a specified percentage, generally 50%, of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed communities if we are required to lower rental rates to attract residents who satisfy the median income test. If the Company does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

General real estate investment risks may adversely affect property income and values.  Real estate investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the communities do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and the ability to make distributions to stockholders will be adversely affected. Income from the communities may be further adversely affected by, among other things, the following factors:

•	the general economic climate;

•	local economic conditions in which the communities are located, such as oversupply of housing or a reduction in demand for rental housing;

•	the attractiveness of the communities to tenants;

•	competition from other available housing; and

•	the Company’s ability to provide for adequate maintenance and insurance.

As leases at the communities expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values also may be adversely affected by such factors as applicable laws (e.g., the Americans with Disabilities Act of 1990 and tax laws). Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

National and regional economic environments can negatively impact our operating results.  During the past two years, a confluence of factors has resulted in job losses, turmoil and volatility in the capital markets, and caused a national and global recession. The Company’s forecast for the national economy assumes the return of growth, with estimated gross domestic product growth of the national economy and the economies of the western states. In the event of a continued recession, the Company could incur continued reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising and turnover expenses.

Inflation/Deflation may affect rental rates and operating expenses.  Substantial inflationary or deflationary pressures could have a negative effect on rental rates and property operating expenses.

Acquisitions of communities may fail to meet expectations.  The Company intends to continue to acquire apartment communities. However, there are risks that acquisitions will fail to meet our expectations. The Company’s estimates of future income, expenses and the costs of improvements or redevelopment that are necessary to allow us to market an acquired apartment community as originally intended may prove to be inaccurate. We expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or related partnerships or additional equity by the Company. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of the Company’s existing stockholders. If we finance new acquisitions under existing lines of credit, there is a risk that, unless we obtain substitute financing, the Company may not be able to secure further lines of credit for new development or such lines of credit may be not available on advantageous terms.

Development and redevelopment activities may be delayed, not completed, and/or not achieve expected results.  We pursue development and redevelopment projects and these projects generally require various governmental and other approvals, which have no assurance of being received. The Company’s development and redevelopment activities generally entail certain risks, including the following:

•	funds may be expended and management’s time devoted to projects that may not be completed;

•	construction costs of a project may exceed original estimates possibly making the project economically unfeasible;

•	projects may be delayed due to, without limitation, adverse weather conditions;

•	occupancy rates and rents at a completed project may be less than anticipated; and

•	expenses at completed development projects may be higher than anticipated.

These risks may reduce the funds available for distribution to the Company’s stockholders. Further, the development and redevelopment of communities is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see the risk factor “General real estate investment risks may adversely affect property income and values.”

The geographic concentration of the Company’s communities and fluctuations in local markets may adversely impact our financial condition and operating results.  The Company generated significant amounts of rental revenues for the year ended December 31, 2009, from our communities concentrated in Southern California (Los Angeles, Orange, Santa Barbara, San Diego, and Ventura counties), Northern California (the San Francisco Bay Area), and the Seattle metropolitan area. For the year ended December 31, 2009, 81% of the Company’s rental revenues were generated from communities located in California. This geographic concentration could present risks if local property market performance falls below expectations. The economic condition of these markets could affect occupancy, property revenues, and expenses, from the communities and their underlying asset values. The financial results of major local employers also may impact the cash flow and value of certain of the communities. This could have a negative impact on our financial condition and operating results, which could affect our ability to pay expected dividends to our stockholders.

Competition in the apartment community market may adversely affect operations and the rental demand for our communities.  There are numerous housing alternatives that compete with our communities in attracting residents. These include other apartment communities and single-family homes that are available for rent in the markets in which the communities are located. If the demand for our communities is reduced or if competitors develop and/or acquire competing apartment communities on a more cost-effective basis, rental rates may drop, which may have a material adverse affect on our financial condition and results of operations. We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of apartment communities. This competition may result in an increase in costs and prices of apartment communities that we acquire and/or develop.

The price per share of the Company’s stock may fluctuate significantly.  The market price per share of the Company’s common stock may fluctuate significantly in response to many factors, including:

•	national and global economic conditions;

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	issuances of common stock, preferred stock or convertible debt securities;

•	publication of research reports about us or the real estate industry;

•	the general reputation of real estate investment trusts and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate based companies);

•	general stock and bond market conditions, including changes in interest rates on fixed income securities, that may lead prospective purchasers of our stock to demand a higher annual yield from dividends;

•	availability to credit markets and cost of credit;

•	a change in analyst ratings or our credit ratings; and

•	terrorist activity may adversely affect the markets in which our securities trade, possibly increasing market volatility and causing erosion of business and consumer confidence and spending.

Many of the factors listed above are beyond the Company’s control. These factors may cause the market price of shares of the Company’s common stock to decline, regardless of our financial condition, results of operations, or business prospects.

The Company’s future issuances of common stock, preferred stock or convertible debt securities could adversely affect the market price of our common stock.  In order to finance our acquisition and development activities, we have issued and sold common stock, preferred stock and convertible debt securities. For example, during 2009 and 2008, the Company issued and sold 2,740,450 and 1,209,050 shares of common stock for $198.5 million and $142.8 million, net of fees and commissions, respectively. The Company may in the future sell further shares of common stock, including pursuant to its controlled equity offering program with Cantor Fitzgerald & Co. and a similar program with KeyBanc Capital Markets Inc.

In 2010, the Company filed a new shelf registration statement with the SEC, allowing the Company to sell an undetermined number of equity and debt securities as defined in the prospectus. Future sales of common stock, preferred stock or convertible debt securities may dilute stockholder ownership in the Company and could adversely affect the market price of the common stock.

The Company’s Chairman is involved in other real estate activities and investments, which may lead to conflicts of interest.  Our Chairman, George M. Marcus is not an employee of the Company, and is involved in other real estate activities and investments, which may lead to conflicts of interest. Mr. Marcus owns interests in various other real estate-related businesses and investments. He is the Chairman of The Marcus & Millichap Company (“TMMC”), which is a holding company for certain real estate brokerage and services companies. TMMC has an interest in Pacific Property Company, a company that invests in apartment communities.

Mr. Marcus has agreed not to divulge any information that may be received by him in his capacity as Chairman of the Company to any of his affiliated companies and that he will abstain his vote on any and all resolutions by the Company Board of Directors regarding any proposed acquisition and/or development of an apartment community where it appears that there may be a conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and his affiliated entities may potentially compete with us in acquiring and/or developing apartment communities, which competition may be detrimental to us. In addition, due to such potential competition for real estate investments, Mr. Marcus and his affiliated entities may have a conflict of interest with us, which may be detrimental to the interests of the Company’s stockholders.

The influence of executive officers, directors and significant stockholders may be detrimental to holders of common stock.  As of December 31, 2009, George M. Marcus, the Chairman of our Board of Directors, wholly or partially owned 1,774,375 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This represents approximately 5.7% of the outstanding shares of our common stock. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders.

Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Mr. Marcus, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all stockholders.

The voting rights of preferred stock may allow holders of preferred stock to impede actions that otherwise benefit holders of common stock.  In general, the holders of our outstanding shares of preferred stock do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on our Board of Directors.

These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates.

While shares of any series of our preferred stock are outstanding, the Company may not, without the consent of the holders of two-thirds of the outstanding shares of such series of preferred stock, voting separately as a single class:

•	authorize or create any class or series of stock that ranks senior to such preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;

•	amend, alter or repeal the provisions of the Company’s Charter or Bylaws, including by merger or consolidation, that would materially and adversely affect the rights of such series of preferred stock; or

•	in the case of the preferred stock into which our preferred units are exchangeable, merge or consolidate with another entity or transfer substantially all of its assets to another entity, except if such preferred stock remains outstanding with the surviving entity and has the same terms and in certain other circumstances.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of our common stock.

The redemption rights of the Series B preferred units and Series F preferred stock may be detrimental to holders of the Company’s common stock.  Upon the occurrence of one of the following events, the terms of the Operating Partnership’s Series B Preferred Units require it to redeem all of such units and the terms of the

Company’s Series F Preferred Stock provide the holders of the majority of the outstanding Series F Preferred Stock the right to require the Company to redeem all of such stock:

•	the Company completes a “going private” transaction and its common stock is no longer registered under the Securities Exchange Act of 1934, as amended;

•	the Company completes a consolidation or merger or sale of substantially all of its assets and the surviving entity’s debt securities do not possess an investment grade rating;

•	the Company fails to qualify as a REIT.

The aggregate redemption price of the Series B Preferred Units would be $80 million and the aggregate redemption price of the Series F Preferred Stock would be $25 million, plus, in each case, any accumulated distributions.

These redemption rights may discourage or impede transactions that might otherwise be in the interest of holders of common stock. Further, these redemption rights might trigger situations where the Company needs to conserve its cash reserves, in which event such redemption might adversely affect the Company and its common holders.

The Maryland business combination law may not allow certain transactions between the Company and its affiliates to proceed without compliance with such law.  Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as any person (and certain affiliates of such person) who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

After the five year period, the law requires a supermajority stockholder vote for such transactions. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	Two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected or an affiliate or associate of the interested stockholder.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. These voting provisions do not apply if the stockholders receive a minimum price, as defined under Maryland law. As permitted by the statute, the Board of Directors of the Company irrevocably has elected to exempt any business combination by the Company, George M. Marcus, who is the chairman of the Company, and TMMC or any entity owned or controlled by Mr. Marcus and TMMC. Consequently, the five-year prohibition and supermajority vote requirement described above will not apply to any business combination between the Company, Mr. Marcus, or TMMC. As a result, the Company may in the future enter into business combinations with Mr. Marcus and TMMC, without compliance with the supermajority vote requirements and other provisions of the Maryland Business Combination Act.

Anti-takeover provisions contained in the Operating Partnership agreement, charter, bylaws, and certain provisions of Maryland law could delay, defer or prevent a change in control.  While the Company is the sole general partner of the Operating Partnership, and generally has full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership agreement place limitations on the Company’s ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interest of the

Company’s stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of partnership interest in the Operating Partnership, the Company cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of our general partner interest in the Operating Partnership to another entity. Such limitations on the Company’s ability to act may result in our being precluded from taking action that the Board of Directors believes is in the best interests of the Company’s stockholders. As of December 31, 2009, the limited partners held or controlled approximately 7.7% of the outstanding units of partnership interest in the Operating Partnership, allowing such actions to be blocked by the limited partners.

The Company’s Charter authorizes the issuance of additional shares of common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the common stock. We may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our stock or otherwise be in the best interests of the holders of common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

The Company’s Charter contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of the Company’s stockholders. The Charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the Board of Directors, potential acquirers may not purchase more than 6% in value of the stock (other than qualified pension trusts which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

The Maryland General Corporations Law restricts the voting rights of shares deemed to be “control shares.” Under the Maryland General Corporations Law, “control shares” are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Bylaws exempt acquisitions by any person from the control share provisions of the Maryland General Corporations Law, the Board of Directors may amend or eliminate the provisions of the Bylaws at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the Bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of the Company’s stockholders.

Our Charter and bylaws also contain other provisions that may impede various actions by stockholders without approval of our board of directors, which in turn may delay, defer or prevent a transaction, including a change in control. Those provisions include:

•	the Company’s directors have terms of office of three years and the board of directors is divided into three classes with staggered terms; as a result, less than a majority of directors are up for re-election to the board in any one year;

•	directors may be removed, without cause, only upon a two-thirds vote of stockholders, and with cause, only upon a majority vote of stockholders;

•	the Company’s board can fix the number of directors and fill vacant directorships upon the vote of a majority of the directors;

•	stockholders must give advance notice to nominate directors or propose business for consideration at a stockholders’ meeting; and

•	for stockholders to call a special meeting, the meeting must be requested by not less than a majority of all the votes entitled to be cast at the meeting.

The Company’s joint ventures and joint ownership of communities and partial interests in corporations and limited partnerships could limit the Company’s ability to control such communities and partial interests.  Instead of purchasing apartment communities directly, we have invested and may continue to invest in joint ventures. Joint venture partners often have shared control over the operation of the joint venture assets. Therefore, it is possible that a joint venture partner in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a joint venture partners’ actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient influence over any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners’ approval, or joint venture partners could take actions binding on the joint venture without our consent. Should a joint venture partner become bankrupt, we could become liable for such partner’s share of joint venture liabilities.

From time to time, the Company, through the Operating Partnership, invests in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership’s interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership’s ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership’s objectives. The Operating Partnership may not be able to dispose of its interests in such an entity. In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. We have, and in the future may, enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Code, we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can expect to have a material impact on our financial position.

There are risks that the Essex Apartment Value Fund II, L.P. (“Fund II”) may operate in ways that may adversely impact the Company’s interests.  The Company is the general partner of Fund II, and with Fund II there are the following risks:

•	the Company’s partners in Fund II might remove the Company as the general partner of Fund II;

•	the Company’s partners in Fund II might have economic or business interests or goals that are inconsistent with our business interests or goals; or

•	the Company’s partners in Fund II might fail to approve decisions regarding Fund II that are in the Company’s best interest.

Investments in mortgages and other real estate securities could affect our ability to make distributions to stockholders.  The Company may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. The Company may purchase securities issued by entities which own real estate and invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

•	that the value of mortgaged property may be less than the amounts owed, causing realized or unrealized losses;

•	the borrower may not pay indebtedness under the mortgage when due, requiring us to foreclose, and the amount recovered in connection with the foreclosure may be less than the amount owed;

•	that interest rates payable on the mortgages may be lower than our cost of funds; and

•	in the case of junior mortgages, that foreclosure of a senior mortgage could eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to stockholders could be adversely affected.

Compliance with laws benefiting disabled persons may require us to make significant unanticipated expenditures or impact our investment strategy.  A number of federal, state and local laws (including the Americans with Disabilities Act) and regulations exist that may require modifications to existing buildings or restrict certain renovations by requiring improved access to such buildings by disabled persons and may require other structural features which add to the cost of buildings under construction. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. The costs of compliance with these laws and regulations may be substantial.

The Company’s Portfolio may have unknown environmental liabilities.  Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on, in, to or migrating from such property. Such laws often impose liability without regard as to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s or operator’s ability to sell or rent such property or to borrow using such property as collateral. Persons exposed to such substances, either through soil vapor or ingestion of the substances may claim personal injury damages. Persons who arrange for the disposal or treatment of hazardous or toxic substances or wastes also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility to which such substances or wastes were sent, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials (“ACMs”) into the air, and third parties may seek recovery from owners or operators of apartment communities for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of apartment communities, the Company could be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries of persons and property.

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We carry certain limited insurance coverage for this type of environmental risk. We have conducted environmental studies which revealed the presence of groundwater contamination at certain communities. Such contamination at certain of these apartment communities was reported to have migrated on-site from adjacent industrial manufacturing operations. The former industrial users of the communities were identified as the source of contamination. The environmental studies noted that certain communities are located adjacent to possible down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such apartment communities. The environmental studies also noted that at certain of these apartment communities, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of apartment communities we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. The Company may also be subject to governmental fines and costs related to injuries to persons and property.

There have been a number of lawsuits in recent years against owners and managers of apartment communities alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. The Company has been sued for mold related matters and has settled some, but not all, of such matters. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. The Company has, however, purchased pollution liability insurance, which includes some coverage for mold. The Company has adopted policies for promptly addressing and resolving reports of mold when it is detected, and to minimize any impact mold might have on residents of the property. The Company believes its mold policies and proactive response to address any known existence, reduces its risk of loss from these cases. There can be no assurances that the Company has identified and responded to all mold occurrences, but the Company promptly addresses all known reports of mold. Liabilities resulting from such mold related matters are not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. As of December 31, 2009, potential liabilities for mold and other environmental liabilities are not considered probable or the loss cannot be quantified or estimated.

California has enacted legislation commonly referred to as “Proposition 65” requiring that “clear and reasonable” warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, we cannot assure you that we will not be adversely affected by litigation relating to Proposition 65.

Methane gas is a naturally-occurring gas that is commonly found below the surface in several areas, particularly in the Southern California coastal areas. Methane is a non-toxic gas, but can be ignitable in confined spaces. Although naturally-occurring, methane gas is not regulated at the state or federal level, however some local governments, such as the County of Los Angeles, have imposed requirements that new buildings install detection systems in areas where methane gas is known to be located. Methane gas is also associated with certain industrial activities, such as former municipal waste landfills. Radon is also a naturally-occurring gas that is found below the surface. The Company cannot assure you that it will not be adversely affected by costs related to its compliance with methane or radon gas related requirements or litigation costs related to methane or radon gas.

The Company has almost no indemnification agreements from third parties for potential environmental clean-up costs at its communities. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to communities formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the communities reveal all environmental liabilities, that any prior owner or operator of an apartment community did not create any material environmental condition not known to the Company, or that a material environmental condition does not exist as to any one or more of the communities. The Company has limited insurance coverage for the types of environmental liabilities described above.

The Company may incur general uninsured losses.  The Company carries comprehensive liability, fire, extended coverage and rental loss insurance for each of the communities. There are, however, certain types of extraordinary losses, such as, for example, losses for terrorism or earthquake, for which the Company does not have insurance coverage. Substantially all of the communities are located in areas that are subject to earthquake activity. In January 2007, the Company canceled its then existing earthquake policy and established a wholly owned insurance subsidiary, Pacific Western Insurance LLC (“PWI”). Through PWI, the Company is self-insured as it relates to earthquake related losses. Additionally, since January 2008, PWI has provided property and casualty insurance coverage for the first $5.0 million of the Company’s property level insurance claims per incident.

Although the Company may carry insurance for potential losses associated with its communities, employees, residents, and compliance with applicable laws, it may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage and those losses may be material. In the event of a substantial loss, insurance coverage may not be able to cover the full replacement cost of the Company’s lost investment, or the insurance carrier may become insolvent and not be able to cover the full amount of the insured losses. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also affect the Company’s ability to replace or renovate an apartment community after it has been damaged or destroyed.

Changes in real estate tax and other laws may adversely affect the Company’s results of operations.  Generally we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on apartment communities or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated decrease in revenue or increase in expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders.

Changes in the Company’s financing policy may lead to higher levels of indebtedness.  The Company has adopted a policy of maintaining a limit on debt financing to a maximum of a 50% debt to total market capitalization and to be consistent with the existing covenants required to maintain the Company’s unsecured line of credit bank facility. The Company’s organizational documents do not limit the amount or percentage of indebtedness that may be incurred. If the Company changed this policy, the Company could incur more debt, resulting in an increased risk of default on our obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect our financial condition and results of operations. Such increased debt could exceed the underlying value of the communities.

The Company is subject to various tax risks.  The Company has elected to be taxed as a REIT under the Code. The Company’s qualification as a REIT requires it to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company’s control. Although the Company intends that its current organization and method of operation enables it to qualify as a REIT, it cannot assure you that it so qualifies or that it will be able to remain so qualified in the future. Future legislation, new regulations, administrative interpretations or court decisions (any of which could have retroactive effect) could adversely affect the Company’s ability to qualify as a REIT or adversely affect our stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, and the Company would not be allowed to deduct dividends paid to its shareholders in computing its taxable income. The Company may also be disqualified from treatment as a REIT for the four taxable years following the year in which the Company failed to qualify. The additional tax liability would reduce its net earnings available for investment or distribution to stockholders, and the Company would no longer be required to make distributions to its stockholders. Even if the Company continues to qualify as a REIT, it will continue to be subject to certain federal, state and local taxes on our income and property.

The Company has established several taxable REIT subsidiaries (“TRSs”). Despite its qualification as a REIT, the Company’s TRSs must pay U.S. federal income tax on their taxable income. While the Company will attempt to ensure that its dealings with its TRSs do not adversely affect its REIT qualification, it cannot provide assurance that it will successfully achieve that result. Furthermore, it may be subject to a 100% penalty tax, or its TRSs may be denied deductions, to the extent its dealings with its TRSs are not deemed to be arm’s length in nature. No assurances can be given that the Company’s dealings with its TRSs will be arm’s length in nature.

From time to time, the Company may transfer or otherwise dispose of some of its Properties. Under the Code, any gain resulting from transfers of Properties that the Company holds as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction subject to a 100% penalty tax. Since the Company acquires properties for investment purposes, it does not believe that its occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by the Company are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then the Company would be required to pay a 100% penalty tax on any gain allocable to it from the prohibited transaction and the Company’s ability to retain future gains on real property sales may be jeopardized. Income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for U.S. federal income tax purposes. Therefore, no assurances can be given that we will be able to satisfy the income tests for qualification as a REIT.

The U.S. federal tax rate on certain corporate dividends paid to individuals and other non-corporate taxpayers is at a reduced rate of 15% (until December 31, 2010). It is uncertain whether this reduced rate will be continued beyond the scheduled expiration date. Dividends paid by REITs to individuals and other non-corporate stockholders are not eligible for the reduced 15% rate, however. This may cause investors to view REIT investments to be less attractive than investments in non-REIT corporations, which in turn may adversely affect the value of stock in REITs, including our stock.

U.S. FEDERAL INCOME TAX STATUS

Essex has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. As a REIT, Essex generally is not subject to U.S. federal income tax on its net income that it distributes to stockholders. See “Certain Material Federal Income Tax Considerations.”

DESCRIPTION OF CAPITAL STOCK

General

As of December 31, 2009, the total number of shares of all classes of capital stock that Essex had authority to issue was 1,000,000,000 shares, consisting of 649,702,178 shares of common stock, par value $0.0001 per share, 20,297,822 shares of preferred stock, par value $0.0001 per share, and 330,000,000 shares of excess stock, par value $0.0001 per share.

As of December 31, 2009, there were 28,849,779 shares of common stock issued and outstanding. Up to 1,200,000 shares of common stock have been reserved for issuance under the Essex Property Trust, Inc. 2004 Stock Incentive Plan, and there were 87,047 options outstanding under the Essex Property Trust, Inc. 1994 Stock Incentive Plan. In addition, an aggregate of 2,148,996 shares of common stock may be issued upon the conversion of limited partnership interests in the Operating Partnership and an additional 249,483 shares of common stock would be issuable in exchange for non-forfeitable Series Z and Series Z-1 Incentive Units in the Operating Partnership, subject to meeting certain requirements with respect to the Series Z and Series Z-1 Incentive Units program. In addition, certain partners in limited partnerships in which the Operating Partnership have invested, have the right to have their limited partnership interests in such partnership redeemed for cash or, at our option, for an aggregate of 1,129,205 shares of common stock. In addition, as of December 31, 2009, there were 1,000,000 shares of Essex’s 7.8125% Series F Cumulative Redeemable Preferred Stock, and 178,249 shares of Essex’s 4.875% Series G Cumulative Convertible Preferred Stock, issued and outstanding.

Common Stock

The following description of the common stock sets forth certain general terms and provisions of the common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex’s Charter and Bylaws. The common stock is listed on the New York Stock Exchange under the symbol “ESS.” Computershare Investor Services, LLC is Essex’s transfer agent.

The holders of the outstanding common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. The Charter provides that shares of common stock do not have cumulative voting rights.

The shares of common stock offered hereby are fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of any outstanding series of capital stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by the Board of Directors and declared by Essex from funds available for distribution to such holders. Essex currently pays regular quarterly dividends to holders of common stock out of funds legally available for distribution when, and if, authorized by the Board of Directors and declared by Essex.

In the event of a liquidation, dissolution or winding up of Essex, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any series of capital stock that has a liquidation preference. The rights of holders of common stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by Essex.

We are required to seek certain information from all persons who own, directly or by virtue of the attribution provisions of the Code, more than a certain percentage of our outstanding stock. Stockholders who do not provide us with the information requested are required to submit such information with their U.S. federal income tax returns. See “Certain Material Federal Income Tax Considerations — Requirements for Qualification.”

Restrictions on Transfer

In order for Essex to qualify as a REIT under the Code, among other requirements (see “Certain Material Federal Income Tax Considerations — Requirements for Qualification”), no more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. In addition, our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than our first year as a REIT) or during a proportionate part of a shorter taxable year.

The Charter, subject to certain exceptions, provides an “ownership limit” under which no stockholder, other than George M. Marcus (and his wife and children, trusts for the benefit of his descendants and, upon his death, his heirs), may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.0% of the value of the issued and outstanding shares of our stock (not including any shares of excess stock). However, the ownership limit provisions provide that a qualified trust, as defined in the Charter, generally may own up to 9.9% of the value of the outstanding shares of our stock. If George M. Marcus converts his limited partnership interests in the Operating Partnership into shares of common stock, he may exceed the ownership limit. The ownership limit provisions therefore provide that George M. Marcus (and his wife and children, trusts for the benefit of his descendants and, upon his death, his heirs) may own up to 25% of the value of the outstanding shares of our stock. The Board of Directors may also exempt an underwriter of a public offering of our stock or a person who is not an “individual” (as defined under the Code to include certain entities) from the ownership limit if it received satisfactory evidence that such stockholder’s ownership of Essex’s shares in excess of the ownership limit will not jeopardize Essex’s status as a REIT. As a condition to providing such an exemption, the Board of Directors must receive an opinion of counsel or ruling of the Internal Revenue Service and representations and agreements from the applicant with respect to preserving Essex’s REIT status. However, the Board of Directors cannot grant an exemption to the ownership limit if the applicant would own more than 25% of the value of the outstanding shares of Essex’s stock, unless, in addition to the foregoing, the Board of Directors receives a ruling from the Internal Revenue Service to the effect that such an exemption will not jeopardize Essex’s status as a REIT. The Board of Directors has granted an exemption to the ownership limit to the trusts that were shareholders of John M. Sachs, Inc. in connection with the issuance of common stock of Essex to such trusts for the acquisition of John M. Sachs, Inc. The Board of Directors may also increase the ownership limit to a maximum of 9.9% and, in connection therewith, require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to preserve Essex’s REIT status. If the Board of Directors and Essex’s stockholders determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, the ownership limit provisions of the Charter can be terminated.

If a stockholder attempts to transfer shares of stock that would (i) create a direct or indirect ownership of Essex’s shares in excess of the ownership limit absent a Board exemption, (ii) result in the ownership of Essex’s stock by fewer than 100 persons, or (iii) result in the ownership of more than 50% of the value of Essex’s stock (other than excess stock), directly or indirectly, by five or fewer individuals, as defined in the Code, the transfer shall be null and void, and the intended transferee will acquire no rights to the shares. In addition, in the event of a transfer or attempted transfer, or other event, that would result in any person owning directly or indirectly, shares of Essex stock in excess of the ownership limit (or any limit created in connection with an exemption from the ownership limit) or that would result in the ownership of more than 50% of the value of Essex’s stock, directly or indirectly, by five or fewer persons, such shares of our stock will automatically be exchanged for shares of “excess stock.” All shares of excess stock will be automatically transferred, without action by the purported holder, to a person who is unaffiliated with us or the intended transferee, as trustee for the exclusive benefit of one or more organizations described in Sections 170(b), 170(c) or 501(c)(3) of the Code as charitable beneficiary and designated by resolution of the Board of Directors. Such shares of excess stock held in trust are considered issued and outstanding shares of Essex’s stock. In general, the trustee of such shares is deemed to own the shares of excess stock held in trust for the exclusive benefit of the charitable beneficiary on the day prior to the date of the purported transfer or change in capital structure which resulted in the automatic transfer and has all voting rights and all right to receive distributions payable with respect to the excess shares. Any dividend or other distribution paid prior to the discovery by Essex that shares exchanged for excess stock will be repaid by the recipient to Essex upon demand or, if Essex elects, offset against any future dividends of distributions payable to the recipient. Subject to Maryland law, any vote cast by the purported owner of excess shares will be rescinded and recast in accordance with the direction of the trustee acting for the benefit of the charitable beneficiary.

Essex may cause the trustee to transfer a beneficial interest in the trust representing a number of shares of excess stock if the shares of excess stock would not be excess stock in the hands of the identified transferee. In the event of such a transfer, the purported transferee of the shares exchanged for excess stock may receive a price for its interest in such shares that is the lesser of (i) the price paid by the purported transferee or, if the purported transferee did not give value for the shares in connection with the event causing shares to be exchanged for excess stock (e.g., a gift, devise or other similar transaction), the Market Price (as defined in Essex’s Charter) of the shares on the day of the event causing the shares to be exchanged for excess stock and (ii) the price received by the trustee from the sale or other disposition of the shares of excess stock. Upon any such a transfer, the shares of excess stock will automatically be exchanged for an equal number of shares of stock of the class and series originally exchanged for such shares of excess stock.

Shares of excess stock held in the trust will be deemed to have been offered for sale to Essex, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the exchange for shares of excess stock (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date that Essex, or its designee, accepts the offer. Essex will have the right to accept the offer for a period of ninety days after the later of the date of the transaction that resulted in the exchange for shares of excess stock and, if Essex does not receive prior notice of such transaction, the date that the board of directors determines in good faith that a transaction resulting in excess stock has occurred.

Even if the provisions of the Code regarding REITs are changed to eliminate any ownership concentration limitation or increase the limitation, the ownership limitations in the Charter will not be automatically eliminated or modified. Except as described above, any change to such limitations would require an amendment to the Charter, which in turn would require the affirmative vote of holders owning a majority of the outstanding shares of Essex’s common stock. In addition to preserving Essex’s status as a REIT, the ownership limit provisions in the Charter may have the effect of precluding an acquisition of our control without the approval of the Board of Directors.

All certificates representing shares of equity stock will bear a legend referring to the restrictions described above.

Description of Series B Preferred Units and Series B, Series F and Series G Preferred Stock and Exchangeable Senior Notes

General

On February 6, 1998 and April 20, 1998, the Operating Partnership completed private placements of 1,200,000 and 400,000 units, respectively, of Series B Preferred Units (the “Series B Preferred Units”), representing a limited partnership interest in the Operating Partnership, to an institutional investor in return for contributions to the Operating Partnership of $60 million and $20 million, respectively. The Series B Preferred Units will become exchangeable on a one for one basis, in whole or in part at any time on or after January 1, 2014 for shares of Essex’s Series B Cumulative Redeemable Preferred Stock, par value $.0001 per share (the “Series B Preferred Stock”); provided, however, that the Series B Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a “publicly traded partnership” (a “PTP”) within the meaning of Section 7704 of the Code, or (iii) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series B Preferred Units to be considered “stock and securities” within the meaning of Section 351(e) of the Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series B Preferred Stock will have certain rights to cause Essex to register such shares of Series B Preferred Stock. Subject to the rights of holders of any other parity preferred stock as to the payment of distributions, the holders of Series B Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate per annum of 7.875% of the $50.00 liquidation preference per share of Series B Preferred Stock. 2,000,000 shares of Essex’s stock, par value $.0001 per share, are classified as shares of Series B Preferred Stock. Presently, no shares of Series B Preferred Stock are outstanding. Upon the exchange of all the Series B Preferred Units, there would be 1,600,000 shares of Series B Preferred Stock outstanding.

On September 23, 2003, Essex completed an offering of 1,000,000 shares of its 7.8125% Series F Cumulative Redeemable Preferred Stock (“Series F Preferred Stock”) at a price of $24.664 per share. The holders of Series F Preferred Stock will be entitled to receive cumulative cash dividends on the Series F Preferred Stock at a rate of

7.8125% per year of the $25.00 liquidation preference. If at any time full distributions have not been made on any Series F Preferred Stock with respect to six prior quarterly distribution periods, whether or not consecutive, such that distributions for such six distribution periods have not been fully paid and are outstanding in whole or in part at any time (which we refer to as a “Series F Default”), the distributions payable on Series F Preferred Stock will be increased to a rate of 8.3125% of the $25.00 liquidation preference per year, until all accumulated distributions and the distribution of the current distribution period has been paid in full or irrevocably set aside for payment in full. If a second Series F Default occurs, distributions to holders of Series F Preferred Stock will remain payable at the increased rate, regardless of whether such accumulated distributions are subsequently paid or set aside for payment. The Series F Preferred Stock is not convertible or exchangeable, except that the Series F Preferred Shares may be exchanged automatically into “excess shares” in accordance with the Company’s Charter. The Series F Preferred Stock has no maturity date. On September 23, 2003, Essex filed Articles Supplementary reclassifying 1,000,000 shares of its Common Stock, par value $.0001 per share, as 1,000,000 shares of Series F Preferred Stock and setting forth the rights, preferences and privileges of the Series F Preferred Stock. Presently, there are 1,000,000 shares of Series F Preferred Stock outstanding.

On October 28, 2005 and November 29, 2005, the Operating Partnership issued $190,000,000 and $35,000,000, respectively, of the Operating Partnership’s 3.625% Exchangeable Senior Notes due on November 1, 2025 (the “Bonds”). The Bonds are senior unsecured obligations of the Operating Partnership and are fully and unconditionally guaranteed by Essex. On or after November 1, 2020, the Bonds will be exchangeable at the option of the holder into cash and, in certain circumstances at Essex’s option, shares of Essex common stock at an initial exchange rate of 9.6852 shares of Essex’s common stock per $1,000 principal amount of Bonds, which represents an exchange price of $103.25 per share, subject to certain adjustments. The Bonds will also be exchangeable prior to November 1, 2020, but only upon the occurrence of certain specified events. On or after November 4, 2010, the Operating Partnership may redeem all or a portion of the Bonds at a redemption price equal to the principal amount plus accrued and unpaid interest (including additional interest, if any). Holders of the Bonds may require the Operating Partnership to repurchase all or a portion of the Bonds at a purchase price equal to the principal amount plus accrued and unpaid interest (including additional interest, if any), on the Bonds on November 1, 2010, November 1, 2015 and November 1, 2020, or after the occurrence of certain specified events. During 2008, the Company repurchased $53.5 million of Bonds and during 2009 the Company repurchased $166.7 million of the Bonds, and $5.0 million of the Bonds are currently outstanding.

On July 31, 2006, Essex completed an offering of 5,980,000 shares of its 4.875% Series G Cumulative Convertible Preferred Stock (“Series G Preferred Stock”) at a price of $24.75 per share. The holders of Series G Preferred Stock are entitled to receive cumulative cash dividends on the Series G Preferred Stock at a rate of 4.875% per year of the $25.00 liquidation preference. The Series G Preferred Stock may be converted by the holder at an initial conversion rate of 0.1830 shares of common stock per $25.00 liquidation preference (subject to adjustment in certain events), which is equivalent to an initial conversion price of $136.62 per share of common stock. The Series G Preferred Stock has no maturity date. On July 26, 2006, Essex filed Articles Supplementary reclassifying 5,980,000 shares of its Common Stock, par value $.0001 per share, as 5,980,000 shares of Series G Preferred Stock and setting forth the rights, preferences and privileges of the Series G Preferred Stock. During 2009 the Company repurchased 5,801,751 shares of the Series G Preferred Stock, and 178,249 shares are currently outstanding.

Upon the occurrence of certain events, holders of the Series B Preferred Units, the Series F Preferred Stock and the Series G Preferred Stock may require the redemption for cash of all outstanding shares of such preferred stock or all outstanding units, as the case may be, provided, as to such series of preferred stock or units, a majority of holders elect such redemption. With respect to the Series G Preferred Stock, if a fundamental change (as defined in the articles supplementary for the Series G Preferred Stock) occurs, holders will have the right to require the redemption for cash of some or all of their Series G Preferred Stock.

The description of the Series B Preferred Stock, Series F Preferred Stock and Series G Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the respective Articles Supplementary applicable to the Series B Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, and Bylaws. The description of the Series B Preferred Units is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the partnership agreement of the Operating

Partnership. The description of the Senior Notes is in all respects subject to and qualified by reference to the applicable provisions of the Indenture, including the form of the Senior Note, relating to such Senior Notes.

Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock

Essex has also authorized, and filed articles supplementary with respect to, 500,000 shares of Series C Cumulative Redeemable Preferred Stock, par value $.0001 per share (“Series C Preferred Stock”), 2,000,000 shares of Series D Cumulative Redeemable Preferred Stock, par value $.0001 per share (“Series D Preferred Stock”) and 2,200,000 shares of 9.25% Series E Cumulative Redeemable Preferred Stock, par value $.0001 per share (“Series E Preferred Stock”). Such Series C, Series D and Series E Preferred Stock were issuable upon the exchange of certain 9 1/8% Cumulative Redeemable Series C Preferred Units (“Series C Preferred Units”) Series D Cumulative Redeemable Preferred Units (“Series D Preferred Units”) and 9.25% Cumulative Redeemable Series E Preferred Units (“Series E Preferred Units”), respectively, previously issued by the Operating Partnership. All of such Series C Preferred Units, Series D Preferred Units and Series E Preferred Units have been redeemed by the Operating Partnership and Essex has no current plans to issue the Series C Preferred Stock, Series D Preferred Stock or the Series E Preferred Stock.

Optional Redemption and Optional Conversion

The Series B Preferred Stock may be redeemed, at Essex’s option, on and after December 31, 2009, from time to time, at a redemption price payable in cash equal to $50.00 per share of Series B Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption.

The Series F Preferred Stock may be redeemed, at Essex’s option, on and after September 23, 2008, from time to time, at a redemption price payable in cash equal to $25.00 per share of Series F Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption.

The Series G Preferred Stock may be converted, at the Company’s option on and after July 31, 2011, at the then prevailing conversion rate, only if the closing sale price of the Company’s common stock equals or exceeds 130% of the then prevailing conversion price of the Series G Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days.

The Series B Preferred Units may be redeemed, at the Operating Partnership’s option on and after December 31, 2009, from time to time, at a redemption price payable in cash equal to the capital account balance of such holders of Series B Preferred Units; provided however that such redemption price shall not be permitted if such redemption price is less than the original capital contribution of such holder of Series B Preferred Units and the cumulative priority return to the redemption date to the extent not previously distributed.

We may not redeem fewer than all of the outstanding shares of Series B or Series F Preferred Stock or the Series B Preferred Units unless all accumulated and unpaid distributions have been paid on all Series B and Series F Preferred Stock or Series B Preferred Units, as the case may be, for all quarterly distribution periods terminating on or prior to the date of redemption.

Prior to November 4, 2010, the Bonds may not be redeemed by the Operating Partnership, except to preserve the status of Essex as a REIT. After November 4, 2010, the Operating Partnership may redeem all or a portion of the Bonds at a redemption price equal to the principal amount plus accrued and unpaid interest (including additional interest, if any).

Limited Voting Rights

If at any time full distributions shall not have been timely made on any Series B, Series F or Series G Preferred Stock with respect to any six (6) prior quarterly distribution periods, whether or not consecutive, and, with respect to Series F Preferred Stock, in lieu of the right to increase the rate at which distributions on Series F Preferred Stock are payable, the holders of such Series B, Series F and Series G Preferred Stock, voting together as a single class with the holders of each class or series of parity preferred stock upon which similar voting rights have been conferred and are exercisable (except holders of outstanding shares of Series B or Series F Preferred Stock who are affiliates of Essex) will have the right to elect two additional directors to the Board of Directors at a special meeting called by the holders of record of at least 10% of the then outstanding shares of Series B, Series F or Series G Preferred Stock, or any other class or series of parity preferred stock upon which similar voting rights have been conferred and are exercisable, or at the next annual meeting of stockholders, and at each subsequent annual meeting of stockholders or special meeting held in place thereof, until all such distributions in arrears and distributions for the current quarter have been paid in full. Thereafter, upon such payment in full, the holders of such class or series of preferred stock will be divested of their voting rights and the term of any member of the Board of Directors elected by the holders of such class or series of preferred stock shall terminate. Holders of Series F and Series G Preferred Stock are entitled to one vote per $50.00 of liquidation preference to which such series of preferred stock is entitled by its terms (excluding amounts in respect of accumulated and unpaid dividends). Holders of Series B Preferred Stock are entitled to one vote per share.

In addition, while any shares of the Series B, Series F or Series G Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the Series B, Series F or Series G Preferred Stock, as the case may be, outstanding at the time, each class or series voting separately: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking prior to the Series B, Series F or Series G Preferred Stock with respect to payment of distributions or rights upon liquidation, dissolution or winding-up or reclassify any authorized shares of Essex into any such shares, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares or (ii) either amend, alter or repeal the provisions of Essex’s Charter (including the Articles Supplementary pertaining to the Series B, Series F or Series G Preferred Stock) or Bylaws, including by merger or consolidation, that would materially and adversely affect the preferences, other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms and conditions of redemption, of any outstanding shares of the Series B, Series F or Series G Preferred Stock.

While any shares of the Series B Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the Series B Preferred Stock outstanding at the time, each class or series voting separately, consolidate, amalgamate, merge with or into, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity, unless (a) Essex is the surviving entity and the shares of the Series B Preferred Stock remain outstanding with the terms thereof unchanged, (b) the resulting, surviving or transferee entity is a corporation or other entity organized under the laws of any state and substitutes for the Series B Preferred Stock other preferred stock having substantially the same terms and same rights as Series B Preferred Stock, as applicable, including with respect to distributions, voting rights and rights upon liquidation, dissolution or winding-up, or (c) such merger, consolidation, amalgamation or asset transfer does not adversely affect the powers, special rights, preferences and privileges of the holders of the Series B Preferred Stock in any material respect. No merger, consolidation or amendment to Essex’s Charter involving the issuance, creation or increase in the authorized amount of any series of Preferred Stock ranking on parity with or junior to the Series B Preferred Stock with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up will be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock (and no consent of the holders of Series B Preferred Stock will be required).

The Series B, Series F and Series G Preferred Stock will have no voting rights other than as discussed above and as otherwise provided by applicable law.

Liquidation Preference

Subject to the rights of the holders of any other parity preferred stock, each share of Series B Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex, and each share of Series F and Series G Preferred Stock is entitled to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex.

DESCRIPTION OF PREFERRED STOCK

General

Subject to limitations prescribed by Maryland law and Essex’s Charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of Essex, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Essex.

Preferred Stock, upon filing with, and acceptance for record by, the State Department of Assessments and Taxation of Maryland of articles supplementary setting forth the terms of the class or series of Preferred Stock, and issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by Essex. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

The preferences and other terms of the Preferred Stock of each class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

(1) The title and par value of such Preferred Stock;

(2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4) Whether dividends on such Preferred Stock are cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

(5) The provision for a sinking fund, if any, for such Preferred Stock;

(6) The provision for redemption, if applicable, of such Preferred Stock;

(7) Any listing of such Preferred Stock on any securities exchange;

(8) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of Essex, including the conversion price (or manner of calculation thereof);

(9) A discussion of any material federal income tax considerations applicable to such Preferred Stock;

(10) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of Essex as a REIT;

(11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Essex;

(12) Any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Essex;

(13) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; and

(14) Any voting rights of such Preferred Stock.

Rank

Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Essex, rank (i) senior to all classes or series of Common Stock and excess stock of Essex, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of Essex; (ii) on a parity with all equity securities issued by Essex the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividends rights or rights upon liquidation, dissolution or winding up of Essex; and (iii) junior to all equity securities issued by Essex the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of Essex.

Conversion Rights

The terms and conditions, if any, upon which any shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of Preferred Stock or Essex, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of Preferred Stock.

Restrictions on Transfer

For Essex to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To enable Essex to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock. The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.0% of the value of the outstanding common stock and preferred stock of Essex. See “Description of Capital Stock — Restrictions on Transfer.” The applicable Prospectus Supplement will also specify any additional ownership limitation relating to a series of preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

This section outlines some of the provisions of the deposit agreement to govern any depositary shares, the depositary shares themselves and the depositary receipts. This information may not be complete in all respects and is qualified entirely by reference to the relevant deposit agreement and depositary receipts with respect to the depositary shares related to any particular series of preferred stock. The specific terms of any series of depositary shares will be described in the applicable prospectus supplement. If so described in the prospectus supplement, the terms of that series of depositary shares may differ from the general description of terms presented below.

Interest in a Fractional Share, or Multiple Shares, of Preferred Stock

We may, at our option, elect to offer depositary shares, each of which would represent an interest in a fractional share, or multiple shares, of our preferred stock instead of whole shares of preferred stock. If so, we will allow a depositary to issue to the public depositary shares, each of which will represent an interest in a fractional share, or multiple shares, of preferred stock as described in the prospectus supplement.

Deposit Agreement

The shares of the preferred stock underlying any depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company acting as depositary with respect to those shares of preferred stock. The prospectus supplement relating to a series of depositary shares will specify the name and address of the depositary. Under the deposit agreement, each owner of a depositary share will be entitled, in proportion of its interest in a fractional share or multiple shares, of the preferred stock underlying that depositary share, to all the rights and preferences of that preferred stock, including dividend, voting, redemption, conversion, exchange and liquidation rights.

Depositary shares will be evidenced by one or more depositary receipts issued under the deposit agreement. We will distribute depositary receipts to those persons purchasing such depositary shares in accordance with the terms of the offering made by the related prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions in respect of the preferred stock underlying the depositary shares to each record depositary shareholder based on the number of the depositary shares owned by that holder on the relevant record date. The depositary will distribute only that amount which can be distributed without attributing to any depositary shareholders a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record depositary shareholders.

If there is a distribution other than in cash, the depositary will distribute property to the entitled record depositary shareholders, unless the depositary determines that it is not feasible to make that distribution. In that case the depositary may, with our approval, adopt the method it deems equitable and practicable for making that distribution, including any sale of property and the distribution of the net proceeds from this sale to the concerned holders.

Each deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of the relevant series of preferred stock will be made available to depositary shareholders.

The amount distributed in all of the foregoing cases will be reduced by any amounts required to be withheld by us or the depositary on account of taxes and governmental charges.

Withdrawal of Stock

Upon surrender of depositary receipts at the office of the depositary and upon payment of the charges provided in the deposit agreement and subject to the terms thereof, a holder of depositary receipts is entitled to have the depositary deliver to such holder the applicable number of shares of preferred stock underlying the depositary shares evidenced by the surrendered depositary receipts. There may be no market, however, for the underlying preferred stock and once the underlying preferred stock is withdrawn from the depositary, it may not be redeposited.

Redemption and Liquidation

The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the applicable prospectus supplement.

Voting

Upon receiving notice of any meeting at which preferred stockholders of any series are entitled to vote, the depositary will mail the information contained in that notice to the record depositary shareholders relating to that series of preferred stock. Each depositary shareholder on the record date will be entitled to instruct the depositary on how to vote the shares of preferred stock underlying that holder’s depositary shares. The depositary will vote the shares of preferred stock underlying those depositary shares according to those instructions, and we will take reasonably necessary actions to enable the depositary to do so. If the depositary does not receive specific instructions from the depositary shareholders relating to that preferred stock, it will abstain from voting those shares of preferred stock, unless otherwise discussed in the prospectus supplement.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay all charges of each depositary in connection with the initial deposit and any redemption of the preferred stock. Depositary shareholders will be required to pay any other transfer and other taxes and governmental charges and any other charges expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

Each depositary will forward to the relevant depositary shareholders all our reports and communications that we are required to furnish to preferred stockholders of any series.

The deposit agreement will contain provisions relating to adjustments in the fraction of a share of preferred stock represented by a depositary share in the event of a change in par value, split-up, combination or other reclassification of the preferred stock or upon any recapitalization, merger or sale of substantially all of our assets.

Neither the depositary nor Essex will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under any deposit agreement, or subject to any liability under the deposit agreement to holders of depositary receipts other than for the relevant party’s gross negligence or willful misconduct. The obligations of Essex and each depositary under any deposit agreement will be limited to performance in good faith of their duties under that agreement, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless they are provided with satisfactory indemnity. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, depositary shareholders or other persons believed to be competent and on documents believed to be genuine.

Title

Essex, each depositary and any of their agents may treat the registered owner of any depositary share as the absolute owner of that share, whether or not any payment in respect of that depositary share is overdue and despite any notice to the contrary, for any purpose.

Resignation and Removal of Depositary

A depositary may resign at any time by issuing us a notice of resignation, and we may remove any depositary at any time by issuing it a notice of removal. Resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of appointment. That successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

DESCRIPTION OF WARRANTS

Essex has no Warrants outstanding (other than options issued under Essex’s stock option plans). Essex may issue Warrants for the purchase of Common Stock. Essex may issue warrants independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separated from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between Essex and a warrant agent specified in the applicable Prospectus Supplement (the “Warrant Agent”). The Warrant Agent will act solely as an agent of Essex in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

This section outlines some of the provisions of the stock purchase contracts, the stock purchase contract agreement and the pledge agreement. This information is not complete in all respects and is qualified entirely by reference to the stock purchase contract agreement and pledge agreement with respect to the stock purchase contracts of any particular series. The specific terms of any series of stock purchase contracts will be described in the applicable prospectus supplement. If so described in a prospectus supplement, the specific terms of any series of stock purchase contracts may differ from the general description of terms presented below.

Unless otherwise specified in the applicable prospectus supplement, we may issue stock purchase contracts, including contracts obligating holders to purchase from us and us to sell to the holders, a specified number of shares of common stock, preferred stock, depositary shares or other security or property at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common stock, preferred stock, depositary shares or other security or property. The consideration per share of common stock or preferred stock or per depositary share or other security or property may be fixed at the time the stock purchase contracts are issued or may be determined by a specific reference to a formula set forth in the stock purchase contracts. The stock purchase contracts may provide for settlement by delivery by or on behalf of Essex of shares of the underlying security or property or, they may provide for settlement by reference or linkage to the value, performance or trading price of the underlying security or property. The stock purchase contracts may be issued separately or as part of stock purchase units consisting of a stock purchase contract and debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, other stock purchase contracts or common stock, or other securities or property, securing the holders’ obligations to purchase or sell, as the case may be, the common stock or the preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and may provide for the prepayment of all or part of the consideration payable by holders in connection with the purchase of the underlying security or other property pursuant to the stock purchase contracts.

The securities related to the stock purchase contracts may be pledged to a collateral agent for Essex’s benefit pursuant to a pledge agreement to secure the obligations of holders of stock purchase contracts to purchase the underlying security or property under the related stock purchase contracts. The rights of holders of stock purchase contracts to the related pledged securities will be subject to Essex’s security interest therein created by the pledge agreement. No holder of stock purchase contracts will be permitted to withdraw the pledged securities related to such stock purchase contracts from the pledge arrangement except upon the termination or early settlement of the related stock purchase contracts or in the event other securities, cash or property is made subject to the pledge agreement in lieu of the pledged securities, if permitted by the pledge agreement, or as otherwise provided in the pledge agreement. Subject to such security interest and the terms of the stock purchase contract agreement and the pledge agreement, each holder of a stock purchase contract will retain full beneficial ownership of the related pledged securities.

Except as described in the applicable prospectus supplement, the collateral agent will, upon receipt of distributions on the pledged securities, distribute such payments to Essex or the stock purchase contract agent, as provided in the pledge agreement. The purchase agent will in turn distribute payments it receives as provided in the stock purchase contract agreement.

DESCRIPTION OF UNITS

This section outlines some of the provisions of the units and the unit agreements. This information may not be complete in all respects and is qualified entirely by reference to the unit agreement with respect to the units of any particular series. The specific terms of any series of units will be described in the applicable prospectus supplement. If so described in a particular supplement, the specific terms of any series of units may differ from the general description of terms presented below.

We may issue units comprised of two or more of debt securities, shares of common stock, shares of preferred stock, stock purchase contracts, warrants, rights and other securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below;

•	the price or prices at which such units will be issued;

•	information with respect to book-entry procedures, if any;

•	the applicable United States federal income tax considerations relating to the units;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any other terms of the units and of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of the Debt Securities,” “Description of Warrants,” “Description of Stock Purchase Contracts,” “Description of Capital Stock” and “Description of Preferred Stock” will apply to the securities included in each unit, to the extent relevant.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the applicable prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the applicable prospectus supplement.

The following provisions will generally apply to all unit agreements unless otherwise stated in the applicable prospectus supplement.

Enforcement of Rights

The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, warrant agreement, rights agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to debt securities, warrants, stock purchase contracts, common stock and preferred stock, as relevant.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities, other than debt securities, that are included in those units. Limitations of this kind will be described in the applicable prospectus supplement.

Unit Agreements Will Not Be Qualified Under Trust Indenture Act

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act with respect to their units.

Mergers and Similar Transactions Permitted; No Restrictive Covenants or Events of Default

The unit agreements will not restrict our ability to merge or consolidate with, or sell our assets to, another corporation or other entity or to engage in any other transactions. If at any time we merge or consolidate with, or sell our assets substantially as an entirety to, another corporation or other entity, the successor entity will succeed to and assume our obligations under the unit agreements. We will then be relieved of any further obligation under these agreements.

The unit agreements will not include any restrictions on our ability to put liens on our assets, including our interests in our subsidiaries, nor will they restrict our ability to sell our assets. The unit agreements also will not provide for any events of default or remedies upon the occurrence of any events of default.

Governing Law

The unit agreements and the units will be governed by California law.

Form, Exchange and Transfer

We will issue each unit in global — i.e., book-entry — form only. Units in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the units represented by the global security. Those who own beneficial interests in a unit will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants.

Each unit and all securities comprising the unit will be issued in the same form.

If we issue any units in registered, non-global form, the following will apply to them.

•	The units will be issued in the denominations stated in the applicable prospectus supplement. Holders may exchange their units for units of smaller denominations or combined into fewer units of larger denominations, as long as the total amount is not changed.

•	Holders may exchange or transfer their units at the office of the unit agent. Holders may also replace lost, stolen, destroyed or mutilated units at that office. We may appoint another entity to perform these functions or perform them ourselves.

•	Holders will not be required to pay a service charge to transfer or exchange their units, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may also require an indemnity before replacing any units.

•	If we have the right to redeem, accelerate or settle any units before their maturity, and we exercise our right as to less than all those units or other securities, we may block the exchange or transfer of those units during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchange of any unit selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any unit being partially settled. We may also block the transfer or exchange of any unit in this manner if the unit includes securities that are or may be selected for early settlement.

Only the depositary will be entitled to transfer or exchange a unit in global form, since it will be the sole holder of the unit.

Payments and Notices

In making payments and giving notices with respect to our units, we will follow the procedures we plan to use with respect to our debt securities, where applicable. We describe those procedures below under “Description of Debt Securities.”

DESCRIPTION OF DEBT SECURITIES

The following sets forth the material terms and provisions of the indenture under which the Debt Securities of the Operating Partnership or of Essex are to be issued. The specific terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities are to be issued under an indenture, as amended or supplemented from time to time among the Operating Partnership, Essex and a trustee chosen by the Operating Partnership and Essex and qualified to act as trustee under the Trust Indenture Act of 1939, as amended (the “TIA”) (together with any other trustee(s) appointed in a supplemental indenture with respect to a particular series, the “Trustee”). The Operating Partnership has an existing indenture, which has been filed as an exhibit to our current report on Form 8-K, filed November 2, 2005. Debt securities may be issued pursuant to this existing indenture or one or more additional indentures. The indenture that applies to the specific Debt Securities being issued is referred to herein as the “Indenture.” The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of all material general provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. The material terms of a specific series or class of Debt Securities will be set forth in the related Prospectus Supplement. The related Prospectus Supplement may also set forth the terms and provisions of the Indenture that supersede or modify those set forth below. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

General

The Debt Securities may be non-convertible or convertible into or exercisable or exchangeable for securities of Essex or the Operating Partnership. The Debt Securities will be direct, unsecured obligations of the Operating Partnership. Except for any series of Debt Securities which is specifically subordinated to other indebtedness of the Operating Partnership, the Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Under the Indenture, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of Essex as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

The Debt Securities of the Operating Partnership may be unconditionally guaranteed by Essex as to payment of principal, premium, if any, and interest.

The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign at any time by giving written notice or may be removed with respect to the Debt Securities of any series at any time by the act of the holders of a majority in aggregate principal amount of Outstanding Securities of such series, and a successor Trustee will be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from any trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

Terms

Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, but not limited to:

(1) the title of such Debt Securities, whether such Debt Securities are senior securities or subordinated securities and whether such Debt Securities are guaranteed by a guarantee;

(2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

(3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

(5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

(6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(7) the place or places where (i) the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for registration of transfer or exchange, and (iii) notices or demands to or upon the Operating Partnership in respect of such Debt Securities, any applicable Guarantees and the Indenture may be served;

(8) the period or periods within which, or the date or dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

(9) the obligation, if any, of the Operating Partnership to redeem, repay or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities are required to be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

(10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

(12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants or other provisions set forth in the Indenture;

(13) whether such Debt Securities will be issued in certificated and/or book-entry form;

(14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(15) the applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture, or any modification thereof;

(16) the terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Operating Partnership;

(17) whether such Debt Securities will be guaranteed by Essex;

(18) whether and under what circumstances the Operating Partnership will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment; and

(19) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (“Original Issue Discount Securities”). Special U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

The Indenture does not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership. However, such provisions may be provided with respect to a particular series of Debt Securities, and certain restrictions on ownership and transfers of Essex’s Common Stock and preferred stock, designed to preserve Essex’s status as a REIT, may prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Guarantees

If specified in the applicable Prospectus Supplement, the Debt Securities may be unconditionally and irrevocably guaranteed by Guarantees of Essex, on a senior or subordinated basis, which will guarantee the due and punctual payment of principal of, premium, if any, and interest on such Debt Securities, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable whether at a maturity date, by declaration of acceleration, call for redemption or otherwise. The applicability and terms of any such Guarantee relating to a series of Debt Securities will be set forth in the Prospectus Supplement relating to such Debt Securities.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the holder, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer of funds to such person at an account maintained within the United States.

All amounts paid by the Operating Partnership to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to the Operating Partnership, and the holder of the Debt Security thereafter may look only to the Operating Partnership for payment thereof.

Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security (“Defaulted Interest”) will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of a like aggregate principal amount and tenor, of any authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, redemption, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities.

Neither the Operating Partnership nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business of the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except that portion, if any, of such Debt Security which is not to be so repaid.

Merger, Consolidation or Sale

The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other person, provided that (a) either the Operating Partnership shall be the continuing person, or the successor (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any subsidiary as a result thereof as having been incurred by the Operating Partnership or such subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers’ certificate of Essex as General Partner of the Operating Partnership and an opinion of counsel covering such conditions shall be delivered to the Trustee.

Certain Covenants

Existence.  Except as permitted under “Merger, Consolidation or Sale,” the Indenture requires each of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (partnership and statutory) and franchises; provided, however, that each of the Operating Partnership and Essex shall not be required to preserve any right or franchise if the Board of Directors of Essex determines that the preservation thereof is no longer desirable in the conduct of the business of the Operating Partnership and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

Maintenance of Properties.  The Indenture requires each of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership or Essex, as the case may be, and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

Insurance.  The Indenture requires the Operating Partnership and each of its Subsidiaries to keep its insurable properties insured against loss or damage with commercially reasonable amounts and types of insurance provided by insurers of recognized responsibility.

Payment of Taxes and Other Claims.  The Indenture requires each of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon its income, profits or property or that of any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any subsidiary; provided, however, that the Operating Partnership or Essex shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount or applicability is being contested in good faith.

Provision of Financial Information.  The Operating Partnership will file with the Trustee copies of annual reports, quarterly reports and other documents (the “Financial Reports”) which the Operating Partnership files with the Securities and Exchange Commission (the “Commission”) or would be required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such sections; provided, however, that if the Operating Partnership is not subject to such sections, it may, in lieu of filing Financial Reports of the Operating Partnership with the Trustee, file Financial Reports of Essex if they would be materially the same as those that would have been filed by the Operating Partnership with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act.

Additional Covenants.  Reference is made to the applicable Prospectus Supplement for information with respect to any additional covenants specific to a particular series of Debt Securities.

Events of Default, Notice and Waiver

Unless otherwise provided in the Prospectus Supplement, the Indenture provides that the following events are “Events of Default” with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any interest on any Debt Security of such series; (b) default in the payment of any principal of (or premium, if any, on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant or warranty of the Operating Partnership or Essex contained in the Indenture with respect to any Debt Security of such series, continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding (i) $50 million with respect to indebtedness secured by real property and (ii) $25 million with respect to all other indebtedness, and, in either case, such indebtedness is not discharged or such default in payment is not cured or rescinded, prior to acceleration of such indebtedness; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities), or any Significant Subsidiary or all or substantially all of any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities.

The term “Significant Subsidiary” means each significant Subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership or Essex, as the case may be.

If an Event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to Essex (if Essex has guaranteed any Debt Securities under such Indenture) and the Operating Partnership (and to the Trustee if given by the holders). However, any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of not less then a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Trustee, its agents and counsel and (b) all Events of Default, other than the nonpayment of accelerated principal or interest with respect to Debt Securities of such series have been cured or waived as provided in the Indenture. The Indenture also provides that the Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the responsible officers of the Trustee in good faith determines such withholding to be in the interest of such Holders.

The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series, as well as an offer of reasonable indemnity. This provision, however, will not prevent any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due date thereof.

Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of Debt Securities of any series then outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity. The Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may expose the Trustee to personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

Within 120 days after the close of each fiscal year, the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) must deliver to the Trustee a certificate, signed by one of several specified officers of Essex, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indenture

Modifications and amendments of provisions of the Indenture applicable to any series may be made only with consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities, which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby: (a) change the stated maturity of the principal of, or any installment of principal of or interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the stated maturity thereof; (e) reduce the stated percentage in principal amount of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security affected thereby.

The holders of not less than a majority in principal amount of outstanding Debt Securities of a particular series have the right to waive compliance by the Operating Partnership or Essex with certain covenants in the Indenture relating to such series.

The Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) and the Trustee without the consent of any holder of Debt Securities may make modifications of and amendments to the Indenture for any of the following purposes: (i) to evidence the succession of another person to the Operating Partnership as obligor under the Indenture or succession of another person as guarantor; (ii) to add to the covenants of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership or Essex in the Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are not Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities or guarantees; (vii) to establish the form or terms of Debt Securities of any series and any related Guarantees; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; and (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. The Trustee may call a meeting at any time. Also, upon request, the Operating Partnership or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, may call a meeting in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above with respect to the modifications of or amendments to the Indenture, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise provided in the Prospectus Supplement, the Operating Partnership or Essex (if Essex has guaranteed any Debt Securities under such Indenture) may discharge certain obligations to holders of any series of Debt Securities that have not been delivered already to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year). Essex and the Operating Partnership can accomplish this by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be, and the Operating Partnership has met the other conditions specified in the Indenture.

The Indenture provides that, unless otherwise provided in the Prospectus Supplement, the Operating Partnership may under certain circumstances elect either: (a) to defease and be discharged from any and all obligations with respect to certain Debt Securities (except for the obligation to pay principal of (and premiums, if any) and interest, if any, on such Debt Securities; to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to such Debt Securities; and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, to compensate the Trustee and to hold moneys for payment in trust) (“defeasance”) or (b) to be released from its obligations with respect to such Debt

Securities of the Indenture (being the restrictions described under “Certain Covenants”) or, if provided pursuant to of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities (“covenant defeasance”), in either case upon the irrevocable deposit by the Operating Partnership or Essex, as the case may be, with the Trustee, in trust, of any amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

Such a trust may be established only if, among other things, the Operating Partnership has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture.

“Government Obligations” means securities which are: (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government that issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof. Such obligations also shall include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depositary receipt.

Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or Essex, as the case may be, has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series: (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security; or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as the same becomes due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. “Conversion Event” means the cessation of use of: (i) a currency, currency unit or composite currency either by the government of the country which issued such currency for the settlement of transactions by a central bank or other public institution of or within the international banking community; (ii) the Euro either within the European Community or for the settlement of transactions by public institutions of or within the European Community; or (iii) any currency unit or composite currency for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that cease to be used by its government of issuance shall be made in U.S. dollars.

The applicable Prospectus Supplement may describe further the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of a particular series.

Subordination

The terms and conditions, if any, upon which the Debt Securities are subordinated to other indebtedness of the Operating Partnership will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to the Debt Securities, the restrictions on payments to the holders of such Debt Securities while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such Debt Securities following an Event of Default, and provisions requiring holders of such Debt Securities to remit certain payments to holders of senior indebtedness.

CERTAIN PROVISIONS OF ESSEX’S CHARTER AND BYLAWS

Certain provisions of Essex’s Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of Essex. The ownership limit may delay or impede a transaction or a change in control of Essex that might involve a premium price for Essex’s capital stock or otherwise be in the best interest of the stockholders. See “Description of Capital Stock — Restrictions on Transfer.” Pursuant to Essex’s Charter and Bylaws, Essex’s Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of Essex. The issuance of Preferred Stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of Essex. See “Description of Preferred Stock — General.”

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material federal income tax considerations relating to the qualification and taxation of Essex as a REIT which may be material to purchasers of its securities. This summary is based on current law, is for general information only and is not tax advice. The tax treatment of a holder of Essex’s debt or equity securities will vary depending upon the terms of the specific securities acquired by such holder, as well as the holder’s particular situation. Because this is a summary that is intended to address only the material federal income tax consequences generally relevant to purchasers of Essex’s securities, it may not contain all of the information that may be pertinent to you. This discussion does not attempt to address all aspects of U.S. federal income taxation relating to holders of Essex’s securities. Additional material federal income tax considerations relevant to holders of particular offerings of Essex’s debt or equity securities will be addressed in the applicable Prospectus Supplement for those securities. This discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws. You are urged to review the applicable Prospectus Supplement in connection with the purchase of any of Essex’s securities, and to consult your own tax advisor regarding the specific tax consequences to you of investing in Essex’s securities, of Essex’s election to be taxed as a REIT and regarding potential changes in the applicable tax laws.

General

Essex elected to be taxed as a REIT commencing with its taxable year ended December 31, 1994. Essex believes that it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. Qualification and taxation as a REIT depend upon Essex’s ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code discussed below. Although Essex intends to continue to operate to satisfy such requirements, no assurance can be given that the actual results of Essex’s operations for any particular taxable year will satisfy such requirements. See “Certain Material Federal Income Tax Considerations — Failure to Qualify.”

The provisions of the Code, the U.S. Treasury regulations promulgated thereunder, and other U.S. federal income tax laws relating to qualification and operation as a REIT, are highly technical and complex. The following discussion sets forth the material aspects of the laws that govern the U.S. federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and U.S. Treasury regulations thereunder, and administrative and judicial interpretations thereof. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

Baker & McKenzie LLP has acted as Essex’s tax counsel in connection with the filing of this prospectus. In connection with this filing, Baker & McKenzie LLP will opine that Essex has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for each of Essex’s taxable years beginning with the taxable year ended December 31, 1994 through Essex’s taxable year ended December 31, 2009. If Essex continues to be organized and operated after December 31, 2009 in the same manner as it has prior to that date, Essex will continue to qualify as a REIT. The opinion of Baker & McKenzie LLP will be based on various assumptions and representations made by Essex as to factual matters, including representations made by Essex in a factual certificate provided by one of Essex’s officers. Moreover, Essex’s qualification and taxation as a REIT depend upon its ability to meet the various qualification tests imposed under the Code and discussed below, relating to its actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership, the results of which have not been and will not be reviewed by Baker & McKenzie LLP. Accordingly, neither Baker & McKenzie LLP nor Essex can assure you that the actual results of Essex’s operations for any particular taxable year will satisfy these requirements. See “Certain Material Federal Income Tax Considerations — Failure to Qualify.”

In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities, such as Essex, that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations, generally are not taxed at the corporate level on their “REIT taxable income” that is distributed currently to stockholders. If Essex fails to qualify as a REIT in any year, however, it will be subject to U.S. federal income tax as if it were an ordinary corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In that event, Essex could be subject to potentially significant tax liabilities, the amount of cash available for distribution to its stockholders could be reduced and Essex would not be obligated to make any distributions. Moreover, Essex could be disqualified from taxation as a REIT for four taxable years. See “Certain Material Federal Income Tax Considerations — Failure to Qualify.”

Taxation of Essex

The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its stockholders.

In any year in which Essex qualifies as a REIT, it generally will not be subject to U.S. federal income tax on that portion of its net income that it distributes to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from investment in a corporation. However, Essex will be subject to U.S. federal income tax as follows:

1. First, Essex will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gain. (However, Essex can elect to “pass through” any of its taxes paid on its undistributed net capital gain income to its stockholders on a pro rata basis in which case, as explained further below, such taxes would be credited or refunded to the stockholder.).

2. Second, under certain circumstances, Essex may be subject to the “alternative minimum tax” on its items of tax preference.

3. Third, if Essex has (a) net income from the sale or other disposition of “foreclosure property” (including foreign currency gain that is attributable to otherwise permitted income from foreclosure property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, Essex will be subject to tax at the highest corporate rate on such income.

Foreclosure property generally is property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property.

4. Fourth, if Essex has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, generally other than foreclosure property and property involuntarily converted, such income will be subject to a 100% penalty tax.

5. Fifth, if Essex should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements have been met, Essex will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which Essex fails the 75% gross income test or the amount by which 95% of its gross income exceeds the amount of income qualifying under the 95% gross income test multiplied by (b) a fraction intended to reflect its profitability.

6. Sixth, if Essex should fail to satisfy the asset test (as discussed below) but nonetheless maintains its qualification as a REIT because certain other requirements have been met, Essex may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day Essex disposes of the assets (or otherwise satisfy the requirements for maintaining REIT qualification).

7. Seventh, if Essex should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset test, but nonetheless maintains its qualification as a REIT because certain other requirements have been met, Essex may be subject to a $50,000 penalty for each failure.

8. Eighth, if Essex should fail to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for such year, (2) 95% of its net capital gain income for such year, and (3) any undistributed taxable income from prior periods, Essex will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts distributed.

9. Ninth, assuming Essex does not elect to instead be taxed at the time of the acquisition, if Essex acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Essex’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, Essex would be subject to tax at the highest corporate rate if it disposes of such asset during the 10-year period beginning on the date that Essex acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of Essex’s acquisition over the adjusted basis of such property at such time). This tax is referred to as the “Built-in Gains Tax.” The Built-in Gains Tax would not apply if the asset acquired in such manner was exchanged for a replacement property in a qualifying exchange under Code Section 1031. However, a sale of the replacement property within that same 10-year period would be subject to the Built-in Gains Tax.

10. Tenth, Essex may be subject to a 100% excise tax if Essex’s dealings with its taxable REIT subsidiaries, defined below, are not at arm’s length.

11. Finally, any earnings that Essex derives through a taxable REIT subsidiary will effectively be subject to a corporate-level tax.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals, as defined in the Code, at any time during the last half of each taxable year; (7) which meets certain other tests, described below, regarding the nature of its income and assets; (8) that elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and (9) that adopts a calendar year accounting period. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If Essex were to fail to satisfy condition (6) during a taxable year, that failure would not result in Essex’s disqualification as a REIT under the Code for such taxable year as long as (i) it satisfied the stockholder demand statement requirements described in the succeeding paragraph and (ii) it did not know, or exercising reasonable diligence would not have known, whether it had failed condition (6).

Essex believes that it has issued sufficient stock with sufficient diversity of ownership to satisfy conditions (5) and (6) above. Essex may redeem, at its option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In order to ensure compliance with the ownership tests described above, Essex also has certain restrictions on the transfer of its stock to prevent further concentration of stock ownership. Essex’s Charter restricts the transfer of its shares in order to assist in satisfying the share ownership requirements.

Moreover, to evidence compliance with these requirements, Essex must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling Essex’s obligations to maintain records, it must and will demand written statements each year from the record holders of designated percentages of Essex stock which disclose the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of Essex’s records. A stockholder failing or refusing to comply with Essex’s written demand must submit with his federal income tax returns a similar statement disclosing the actual ownership of Essex’s stock and certain other information. Although Essex intends to satisfy the stockholder demand letter rules described in this paragraph, Essex’s failure to satisfy these requirements will not result in its disqualification as a REIT, but may result in the imposition by the Internal Revenue Service of penalties.

Essex currently has several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. Certain of these corporate subsidiaries will be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as a qualified REIT subsidiary of Essex if Essex owns 100% of its outstanding stock and Essex and such subsidiary do not jointly elect to treat it as a “taxable REIT subsidiary,” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus, the subsidiaries in which Essex owns a 100% interest (other than taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as the assets, liabilities and items of income, deduction and credit of Essex. A qualified REIT subsidiary is not subject to U.S. federal income tax and Essex’s ownership of the stock of such a subsidiary will not violate the REIT asset tests, described below under “— Asset Tests.”

A REIT may also hold any direct or indirect interest in a corporation that qualifies as a taxable REIT subsidiary, as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets. This 20% percentage limitation increased to 25% for a REIT’s taxable years beginning after July 30, 2008. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “— Asset Tests,” below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s length.

In the case of a REIT that is a partner in a partnership, U.S. Treasury regulations provide that the REIT will be deemed to own its proportionate share, generally based on its pro rata share of capital interest in the partnership, of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of the gross income tests and the asset tests, described below. Thus, Essex’s proportionate share of the assets, liabilities and items of income of its Operating Partnership will be treated as Essex’s assets, liabilities and items of income for purposes of applying the requirements described below. See “Certain Material Federal Income Tax Considerations — Investments in Partnerships.”

Asset Tests

At the close of each quarter of Essex’s taxable year, Essex generally must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Essex’s total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by Essex). Under legislation enacted in 2008, “cash” includes foreign currency if Essex or any “qualified business unit” uses such foreign currency as its functional currency, but only to the extent such foreign currency is held for use in the normal course of the activities of Essex or the “qualified business unit” giving rise to income in the numerator for the 75% income test or the 95% income test (discussed below), or directly related to acquiring or holding assets qualifying for the numerator in the 75% assets test, and is not held in connection with a trade or business of trading or dealing in certain securities. This change was effective beginning with Essex’s 2009 tax year. Second, although the remaining 25% of Essex’s assets generally may be invested without restriction, securities in this class generally may not exceed either (1) 5% of the value of its total assets as to any one issuer (the “5% asset test”), (2) 10% of the outstanding voting securities of any one issuer (the “10% voting securities test”), or (3) 10% of the value of the outstanding securities of any one issuer (the “10% value test”; and collectively with the 10% voting securities test, the “10% asset tests”). Third, not more than 20% of the total value of Essex’s assets can be represented by securities of one or more taxable REIT subsidiaries. This 20% percentage limitation increased to 25% beginning with Essex’s 2009 tax year. Securities for purposes of the above 5% and 10% asset tests may include debt securities, including debt issued by a partnership.

Debt of an issuer will not count as a security for purposes of the 10% value test if the security qualifies for any of a number of applicable exceptions, for example, as “straight debt,” as specially defined for this purpose to include certain debt issued by partnerships, and to include certain other debt that is not considered to be abusive and that presents minimal opportunity to share in the business profits of the issuer. Solely for purposes of the 10% value test, a REIT’s interest in the assets of a partnership will be based upon the REIT’s proportionate interest in any securities issued by the partnership (including, for this purpose, the REIT’s interest as a partner in the partnership and any debt securities issued by the partnership, but excluding any securities qualifying for the “straight debt” or other exceptions described above), the value of any debt instrument is the adjusted issue price.

Essex and a corporation in which it owns stock may make a joint election for such subsidiary to be treated as a “taxable REIT subsidiary.” A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. The securities of a taxable REIT subsidiary are not subject to the 5% asset test and the 10% asset tests (collectively, the “asset tests”). Instead, as discussed above, a separate asset test applies to taxable REIT subsidiaries. The rules regarding taxable REIT subsidiaries contain provisions generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur “at arm’s length” and on commercially reasonable terms. These requirements include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level or debt-to-equity ratio. In addition, a 100% penalty tax can be imposed on the REIT if its loans, or rental, service or other agreements with its taxable REIT subsidiaries are determined not to be on arm’s length terms. No assurances can be given that Essex’s loans to or rental, service or other agreements, with its taxable REIT subsidiaries will be on arm’s length terms. A taxable REIT subsidiary is subject to a corporate level tax on its net taxable income, as a result of which Essex’s earnings derived through a taxable REIT subsidiary are effectively subject to a corporate level tax notwithstanding Essex’s status as a REIT. To the extent that a taxable REIT subsidiary pays dividends to Essex in a particular calendar year, Essex may designate a corresponding portion of the dividends that it pays to its stockholders during that year as “qualified dividend income” eligible to be taxed at reduced rates to noncorporate recipients. See “Certain Material Federal Income Tax Considerations — Taxation of Taxable U.S. Holders.”

Essex has made elections to treat several of its corporate subsidiaries as taxable REIT subsidiaries. Essex believes that the value of the securities that it holds in its taxable REIT subsidiaries does not, and will not, represent more than 20% of its total assets, and that all transactions between Essex and its taxable REIT subsidiaries are conducted on arm’s length terms. For its 2009 tax year, Essex believes that the value of the securities that it holds in its taxable REIT subsidiaries does not, and will not, represent more than 25% of its total assets. In addition, Essex believes that the amount of Essex’s assets that are not qualifying assets for purposes of the 75% asset test will continue to represent less than 25% of Essex’s total assets, and will satisfy the asset tests.

Essex believes that substantially all of its assets consist of, and will continue to consist of, (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. Essex may also invest in securities of other entities, provided that such investments will not prevent it from satisfying the asset and income tests for REIT qualification set forth above.

If Essex fails to satisfy the 5% asset test and/or the 10% asset tests for a particular quarter, it will not lose its REIT status if the failure is cured within 30 days of the quarter end in which the failure occured, or the failure is due to the ownership of assets the total value of which does not exceed a specified de minimis threshold, provided that Essex comes into compliance with the asset tests within six months after the last day of the quarter in which Essex identifies the failure. Other failures to satisfy the asset tests generally will not result in a loss of REIT status if (1) following Essex’s identification of the failure, Essex files a schedule with the Internal Revenue Service describing each asset that caused the failure; (2) the failure was due to reasonable cause and not to willful neglect; (3) Essex comes into compliance with the asset tests within six months after the last day of the quarter in which the failure was identified; and (4) Essex pays an excise tax equal to the greater of $50,000 or an amount determined by multiplying the highest corporate tax rate by the net income generated by the prohibited assets for the period beginning on the first date of the failure and ending on the date Essex comes into compliance with the asset tests. Additionally, if Essex meets the asset tests at the close of any quarter, it will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the foreign currency exchange rate used by Essex to value a foreign asset.

Gross Income Tests

Essex must satisfy two separate percentage tests relating to the sources of its gross income for each taxable year. For purposes of these tests, where Essex invests in a partnership, Essex will be treated as receiving its pro rata share based on its capital interest in the partnership of the gross income and loss of the partnership, and the gross income of the partnership will retain the same character in Essex’s hands as it has in the hands of the partnership. See “Certain Material Federal Income Tax Considerations — Investments in Partnerships.”

The 75% Income Test

At least 75% of Essex’s gross income for a taxable year must be “qualifying income.” Qualifying income generally includes (1) rents from real property (except as modified below); (2) interest on obligations secured by mortgages on, or interests in, real property; (3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of Essex’s trade or business (“dealer property”); (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (5) abatements and refunds of real property taxes; (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property (“foreclosure property”); (7) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and (8) income from temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by Essex. A REIT that owns foreign real estate or other foreign assets may have foreign currency exchange gain. Pursuant to legislation enacted in 2008, certain foreign currency gain is excluded from the computation of qualifying income for purposes of the 75% income test and the 95% income test (described below) for transactions occurring after July 30, 2008. The new legislation provided for two categories of foreign currency gain for purposes of the above exclusion rules: real estate foreign exchange gain and passive foreign exchange gain.

Real estate foreign exchange gain is foreign currency gain which is attributable to (1) any item of income qualifying for the numerator for the 75% income test; (2) the acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (3) becoming or being the obligor under obligations secured by mortgages on real property or interests in real property. Real estate foreign exchange gain also includes certain foreign currency gains attributable to certain “qualified business units” of a REIT. Real estate exchange gain is excluded from gross income for purposes of the 75% income test.

Passive foreign exchange gain includes all real estate foreign exchange gain, and in addition includes foreign currency gain which is attributable to (1) any item of income or gain included in the numerator for the 95% income test; (2) acquisition or ownership of obligations; (3) becoming the obligor under obligations; and (4) any other foreign currency gain to be determined by the Service. Passive foreign exchange gain is included in gross income and treated as non-qualifying income to the extent it is not real estate foreign exchange gain, for purposes of the 75% income test.

Notwithstanding the above, however, and except in the case of certain income excluded under the hedging rules, foreign currency exchange gain derived from engaging in dealing, or substantial and regular trading, in certain securities, constitutes gross income that does not qualify under the 75% income test.

Rents received from a tenant will not qualify as rents from real property in satisfying the 75% income test (or the 95% income test) if Essex, or an owner of 10% or more of Essex’s equity securities, directly or constructively owns (1) in the case of any tenant that is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant or (2) in the case of any tenant that is not a corporation, an interest of 10% or more in the assets or net profits of such tenant (such tenants that are described under (1) or (2) being a “related party tenant”), unless the related party tenant is a taxable REIT subsidiary and certain other requirements are satisfied. In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% income test and 95% income test if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, Essex generally must not operate or manage the property or furnish or render certain services to tenants, other than through an “independent contractor” who is adequately compensated and from whom Essex derives no revenue or through a taxable REIT subsidiary. The independent contractor and taxable REIT subsidiary requirements, however, do not apply to the extent that the services provided by Essex are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Code apply, pursuant to which ownership interests in certain entities held by one entity are deemed held by certain other related entities.

In general, if a REIT provides impermissible services to its tenants, all of the rent from that property will be disqualified from satisfying the 75% income test and the 95% income test. However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (as determined on a property-by-property basis). For purposes of the 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost incurred by the REIT in furnishing or rendering the service.

Essex does not receive any rent that is based on the income or profits of any person. In addition, Essex does not own, directly or indirectly, 10% or more of any tenant (other than, perhaps, a tenant that is a taxable REIT subsidiary where other requirements are satisfied). Furthermore, Essex believes that any personal property rented in connection with Essex’s apartment facilities is well within the 15% restriction. Finally, Essex does not believe that it provides services, other than within the 1% de minimis exception described above, to its tenants that are not customarily furnished or rendered in connection with the rental of property, other than through an independent contractor or a taxable REIT subsidiary. Essex does not intend to rent to any related party, to base any rent on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales), or to charge rents that would otherwise not qualify as rents from real property.

The 95% Income Test

In addition to deriving 75% of its gross income from the sources listed above, at least 95% of Essex’s gross income for a taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends from a corporation (including a taxable REIT subsidiary) and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% income test, but not (except with respect to dividends from a REIT) for purposes of the 75% income test. For purposes of determining whether Essex complies with the 75% and 95% income tests, gross income does not include income from “prohibited transactions” (discussed below). For transactions occurring after July 30, 2008, both real estate foreign exchange gain and passive foreign exchange gain (described above) are excluded from the computation of qualifying income for purposes of the 95% income test. Notwithstanding the above, however, and except in the case of certain income excluded under the hedging rules, foreign currency exchange gain derived from engaging in dealing, or substantial and regular trading, in certain securities, constitutes gross income that does not qualify under the 95% income test.

From time to time, Essex may enter into hedging transactions with respect to one or more of its assets or liabilities. Essex’s hedging activities may include entering into interest rate or other swaps, caps and floors, or options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” (described below) is excluded from gross income for purposes of the 95% income test (and under prior law would generally constitute non-qualifying income for purposes of the 75% income test). Effective for transactions after July 30, 2008, however, the rules that exclude certain hedging income from the 95% income test have been extended to exclusion under the 75% income test as well. Moreover, certain hedging transactions entered into before January 1, 2005 qualify as income under the 75% income test and income or gain attributable to certain hedging transactions entered into after January 1, 2005 will not be treated as gross income. A “hedging transaction” means any transaction entered into in the normal course of Essex’s trade or business primarily to manage the risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire to carry real estate assets. Essex will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that Essex enters into other types of hedging transactions, the income from such transactions may be treated as non-qualifying income for purposes of both the 75% income test and the 95% income test. Essex intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

Essex’s investment in apartment communities generally gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of apartment communities, other than from prohibited transactions, as described below, or of Essex’s interest in a partnership, generally will be qualifying income for purposes of the 75% and 95% gross income tests. Essex anticipates that income on its other investments will not cause it to fail the 75% or 95% gross income test for any year.

Even if Essex fails to satisfy one or both of the 75% or 95% income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if Essex’s failure to comply was due to reasonable cause and not to willful neglect, and Essex timely complies with requirements for reporting each item of its income to the Internal Revenue Service. It is not possible, however, to state whether in all circumstances Essex would be entitled to the benefit of these relief provisions. Even if these relief provisions applied, a 100% penalty tax would be imposed on the amount by which Essex failed the 75% gross income test or the amount by which 95% of Essex’s gross income exceeds the amount of income qualifying under the 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect Essex’s profitability.

Subject to certain safe harbor exceptions, any gain realized by Essex on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon Essex’s ability to qualify as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Annual Distribution Requirements

To qualify as a REIT, Essex is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount equal to at least (A) the sum of (i) 90% of Essex’s REIT taxable income (computed without regard to the dividends paid deduction and Essex’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income over 5% of Essex’s REIT taxable income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Essex timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to stockholders in the year in which paid, even though the distributions relate to Essex’s prior taxable year for purposes of the 90% distribution requirement.

To the extent that Essex does not distribute all of its net capital gain, or does not distribute at least 90%, but less than 100%, of its REIT taxable income, as adjusted, Essex will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. (However, Essex can elect to “pass through” any of the taxes paid on Essex’s undistributed net capital gain income to its stockholders on a pro rata basis.) Furthermore, if Essex should fail to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for such year, (2) 95% of its net capital gain income for such year, and (3) any undistributed taxable income from prior periods, Essex would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains Essex elected to retain and pay tax on. For these and other purposes, dividends declared by Essex in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Essex and received by the stockholder during such taxable year, provided that the dividend is actually paid by Essex by January 31 of the following taxable year.

If Essex fails to meet the distribution requirements as a result of an adjustment to its tax return by the Service or Essex determines that it understated its income on a filed return, Essex may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Essex believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future Essex may not have sufficient cash or other liquid assets to meet the distribution requirements, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing Essex’s REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, Essex may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds Essex’s allocable share of cash attributable to that sale. To avoid any problem with the distribution requirements, Essex will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds or issue preferred or common stock to satisfy the distribution requirement. Essex may be required to borrow funds at times when market conditions are not favorable.

Prohibited Transaction Rules

A REIT will incur a 100% penalty tax on the net income derived from a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business (a “prohibited transaction”). Under a safe harbor provision in the Code, however, income from certain sales of real property held by the REIT for at least four years (or, for sales made after July 30, 2008, two years) at the time of the disposition will not be treated as income from a prohibited transaction if certain other requirements are also satisfied. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Effective after July 30, 2008, foreign currency gain or loss that is attributable to any prohibited transaction is taken into account in determining the amount of prohibited transactions net income subject to the 100% prohibited transactions tax. Although Essex will attempt to ensure that none of its sales of property will constitute a prohibited transaction, it cannot assure you that none of such sales will be so treated.

Failure to Qualify

If Essex fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and asset tests, Essex may retain its REIT qualification if the failures are due to reasonable cause and not willful neglect, and if it pays a penalty of $50,000 for each such failure.

If Essex fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Essex will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Essex fails to qualify will not be deductible by Essex, nor will they be required to be made. In such event, to the extent of Essex’s current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction and noncorporate distributees may be eligible to treat the dividends as “qualified dividend income” taxable at capital gain rates. See “Certain Material Federal Income Tax Considerations — Taxation of Taxable U.S. Holders.” Unless entitled to relief under specific statutory provisions, Essex will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Essex would be entitled to such statutory relief.

Investments in Partnerships

General; Classification

Essex holds a direct ownership interest in the Operating Partnership. In general, partnerships are “pass-through” entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The allocation of partnership income or loss must comply with rules for allocating partnership income or loss under Section 704(b) of the Code and the U.S. Treasury regulations thereunder. The Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the U.S. Treasury regulations thereunder. Essex includes its allocable share of items of partnership income, gain, loss deduction and credit in the computation of its REIT taxable income. Moreover, Essex includes its proportionate share, based on its capital interest in a partnership, of the foregoing partnership items for purposes of the various REIT income tests. See “Certain Material Federal Income Tax Considerations — Taxation of Essex” and “— Gross Income Tests,” above. Any resultant increase in Essex’s REIT taxable income increases its distribution requirements, but is not subject to U.S. federal income tax in Essex’s hands provided that such income is distributed to its stockholders. See “Certain Material Federal Income Tax Considerations — Annual Distribution Requirements.” In addition, for purposes of the REIT asset tests, Essex includes its proportionate share, generally based on its capital interest in the partnership, of the assets held by the partnerships. See “— Asset Tests,” above.

An organization with at least two owners or members will be classified as a partnership, rather than a corporation, for U.S. federal income tax purposes if (i) it is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and (ii) it is not a “publicly traded partnership.” Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for U.S. federal income tax purposes. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated if at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Additionally, the Treasury regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation.

It is expected that the Operating Partnership will qualify for the private placement exclusion. Accordingly, it is expected that the Operating Partnership will not be treated as a publicly traded partnership and taxed as a corporation. The Operating Partnership has not requested, nor does it intend to request, however, a ruling from the Internal Revenue Service that it will be treated as a partnership for U.S. federal income tax purposes.

Tax Allocations with Respect to the Properties

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as some of Essex’s properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership has property subject to book-tax differences. Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the partners who contributed appreciated assets to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including some of Essex’s properties). This will tend to eliminate the book-tax difference over time. However, the special allocation rules under Section 704(c) of the Code do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership can be expected to cause Essex to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets, in excess of the economic or book income allocated to Essex as a result of such sale. This may cause Essex to recognize taxable income in excess of cash proceeds, which might adversely affect its ability to comply with the REIT distribution requirements. See “Certain Material Federal Income Tax Considerations — Annual Distribution Requirements.”

Certain Loss Limitations

The American Jobs Creation Act of 2004 (the “2004 Act”) added new Section 470 to the Code, which provides certain limitations on the utilization of losses allocable to leased property owned by a partnership having both taxable and tax-exempt partners, such as the Operating Partnership. Currently, it is unclear how the transition rules and effective dates set forth in the 2004 Act will apply to entities such as the Operating Partnership. Moreover, it is uncertain how the general rules of this provision will apply. However, the Internal Revenue Service issued a notice stating that it will not apply Section 470 to partnerships for taxable years beginning before January 1, 2007 based solely on the fact that a partnership had both taxable and tax-exempt partners. It is important to note that this notice provides relief for the Operating Partnership’s taxable years ending December 31, 2005 and December 31, 2006 only. Accordingly, commencing with Essex’s taxable year beginning January 1, 2007, unless Congress passes corrective legislation which addresses this issue or some other form of relief, certain losses generated with respect to properties owned by the Operating Partnership may be disallowed until future years. This could increase the amount of distributions Essex is required to make in a particular year in order to meet the REIT distribution requirements, and also could increase the portion of distributions to its stockholders that are taxable as dividends.

Like-Kind Exchanges

Essex may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject Essex to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in Essex may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department, resulting in revisions of the U.S. Treasury regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in Essex.

Investment in Essex’s Stock

The following summary describes certain U.S. federal income tax consequences relating to the purchase, ownership and disposition of Essex’s stock as of the date hereof. Except where noted, this summary deals only with stock held as a capital asset and does not deal with special situations, such as those persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons liable for the alternative minimum tax, dealers in securities or currencies, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, life insurance companies, or persons holding Essex’s stock as a part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the current U.S. federal income tax laws and interpretations thereof as of the date hereof. Such authorities may be repealed, revoked, or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following summary does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

If an entity treated as a partnership for U.S. federal income tax purposes holds Essex’s stock, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Essex’s stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Essex’s stock.

U.S. Holders

As used herein, a “U.S. Holder” of Essex’s stock means a holder that for U.S. federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person or otherwise is treated as a U.S. person.

Taxation of Taxable U.S. Holders

Distributions.  As long as Essex qualifies as a REIT, distributions made to its taxable U.S. Holders out of current or accumulated earnings and profits (and not designated as capital gain dividends or “qualified dividend income”) will be taken into account by them as ordinary income, and U.S. Holders that are corporations will not be entitled to a dividends received deduction. “Qualified dividend income” generally includes dividends received from ordinary U.S. corporations and from certain qualified foreign corporations, provided that certain stock holding period requirements are met. “Qualified dividend income” of noncorporate taxpayers is currently taxed at the same rate (i.e., at a maximum rate of 15%) as net capital gain through 2010.

In general, dividends paid by REITs are not eligible for the 15% tax rate on “qualified dividend income” and, as a result, Essex’s ordinary REIT dividends will continue to be taxed at the ordinary income tax rate. Dividends received by a noncorporate stockholder could be treated as “qualified dividend income,” however, to the extent that Essex has received dividend income from taxable corporations (such as a taxable REIT subsidiary) and to the extent such dividends are attributable to income that is subject to tax at the REIT level (for example, if Essex distributed less than 100% of its taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold Essex’s stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which Essex’s stock becomes ex-dividend.

To the extent that Essex makes distributions in excess of its current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. Holder, reducing the tax basis of a U.S. Holder’s stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. Holder’s tax basis treated as proceeds from a sale of stock, the tax treatment of which is described below. Distributions will generally be taxable, if at all, in the year of the distribution. However, any dividend declared by Essex in October, November or December of any year and payable to a U.S. Holder who held Essex’s stock on a specified record date in any such month shall be treated as both paid by Essex and received by the U.S. Holder on December 31 of such year, provided that the dividend is actually paid by Essex during January of the following calendar year.

In general, distributions which are designated by Essex as capital gain dividends will be taxable to U.S. Holders as gain from the sale of assets held for greater than one year, or “long-term capital gain.” That treatment will apply regardless of the period for which a U.S. Holder has held the stock upon which the capital gain dividend is paid. However, corporate U.S. Holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Noncorporate taxpayers are generally taxable at a current maximum tax rate of 15% for long-term capital gain attributable to sales or exchanges. A portion of any capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to gains realized on the sale of real property that correspond to Essex’s “unrecaptured Section 1250 gain.”

Essex may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. In such event, Essex would pay tax on such retained net long-term capital gains. In addition, to the extent designated by Essex, a U.S. Holder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains for his taxable year in which the last day of Essex’s taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on Essex on the designated amounts included in such U.S. Holder’s long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the U.S. Holder, (4) increase the adjusted basis of his stock by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a U.S. Holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations (which have not yet been issued).

Distributions made by Essex and gain arising from the sale or exchange by a U.S. Holder of stock will not be treated as passive activity income, and as a result, U.S. Holders generally will not be able to apply any “passive losses” against this income or gain. U.S. Holders may not include in their individual income tax returns any of Essex’s net operating losses or capital losses.

Disposition of Stock.  Upon any taxable sale or other disposition of Essex’s stock, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition except with respect to amounts attributable to accrued but unpaid dividends and (2) the U.S. Holder’s adjusted basis in the stock for tax purposes.

This gain or loss will be a capital gain or loss, and will be long-term capital gain or loss, respectively, if Essex’s stock has been held for more than one year at the time of the disposition. Noncorporate U.S. Holders are generally taxable at a current maximum rate of 15% on long-term capital gain. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% to a portion of capital gain realized by a noncorporate U.S. Holder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. Holders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. Holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Essex’s stock regardless of its holding period for the stock.

In general, any loss upon a sale or exchange of Essex’s stock by a U.S. Holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the discussion above) from Essex required to be treated by such U.S. Holder as long-term capital gain.

Dividend Reinvestment Program.  Stockholders participating in Essex’s dividend reinvestment program are treated as having received the gross amount of any cash distributions which would have been paid by Essex to such stockholders had they not elected to participate in the program. These distributions will retain the character and tax effect applicable to distributions from Essex generally. Participants in the dividend reinvestment program are subject to U.S. federal income and withholding tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of Essex’s stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the distribution).

Information Reporting and Backup Withholding.  Payments of dividends on Essex’s stock and proceeds received upon the sale, redemption or other disposition of Essex’s stock may be subject to information reporting and backup withholding. Payments to certain U.S. Holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a non-corporate U.S. Holder generally will be subject to information reporting. Such payments also generally will be subject to backup withholding if such holder (i) fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number; (ii) furnishes an incorrect taxpayer identification number; (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends; or (iv) fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. Holder that it is subject to backup withholding.

A U.S. Holder that does not provide Essex with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. Holder’s U.S. federal income tax liability, if any, and otherwise will be refundable, provided that the requisite procedures are followed.

U.S. Holders should consult their independent tax advisors regarding the tax consequences to them of an investment in Essex in light of their particular circumstances, including qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

Taxation of Tax-Exempt U.S. Holders

Based upon a published ruling by the Internal Revenue Service, a distribution by Essex to, and gain upon a disposition of Essex’s stock by, a U.S. Holder that is a tax-exempt entity will not constitute “unrelated business taxable income” (“UBTI”) provided that the tax-exempt entity has not financed the acquisition of its stock with “acquisition indebtedness” within the meaning of the Code and the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity.

However, for tax-exempt U.S. Holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in Essex will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt U.S. Holders should consult their own tax advisers concerning these “set aside” and reserve requirements.

Notwithstanding the preceding paragraph, however, a portion of the dividends paid by Essex may be treated as UBTI to certain domestic private pension trusts if Essex is treated as a “pension-held REIT.” Essex believes that it is not, and does not expect to become, a “pension-held REIT.” If Essex were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of Essex’s stock.

Tax-exempt U.S. Holders should consult their independent tax advisors regarding the tax consequences to them of an investment in Essex in light of their particular circumstances.

Taxation of Non-U.S. Holders

The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of Essex’s stock applicable to non-U.S. Holders of such stock. A “non-U.S. Holder” is any person who is not a U.S. Holder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Distributions from Essex.

1. Ordinary Dividends.  The portion of dividends received by non-U.S. Holders payable out of Essex’s current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable income tax treaty). In general, non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Essex’s stock. In cases where the dividend income from a non-U.S. Holder’s investment in Essex’s stock is effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. Holder), the non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. Holders are taxed with respect to such dividends (a corporate non-U.S. Holder may also be subject to a “branch profits tax” at a rate of 30% or lower under an applicable treaty).

Essex expects to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a non-U.S. Holder unless (1) a lower treaty rate applies and proper certification is provided on Form W-8BEN or (2) the non-U.S. Holder files a Form W-8ECI with Essex claiming that the distribution is effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. Holder). However, the non-U.S. Holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of Essex’s current and accumulated earnings and profits.

2. Non-Dividend Distributions.  Unless Essex’s stock constitutes a USRPI (as defined below), distributions by Essex which are not paid out of Essex’s current and accumulated earnings and profits will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. Holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of Essex’s current and accumulated earnings and profits. If Essex’s stock constitutes a USRPI, a distribution in excess of current and accumulated earnings and profits will be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10% withholding tax will not apply to distributions already subject to the 30% dividend withholding.

3. Capital Gain Dividends.  Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a distribution made by Essex to a non-U.S. Holder, to the extent attributable to gains (“USRPI Capital Gains”) from dispositions of United States real property interests (“USRPIs”), will be considered effectively connected with a U.S. trade or business of the non-U.S. Holder and therefore will be subject to U.S. income tax at the rates applicable to U.S. Holders, without regard to whether such distribution is designated as a capital gain dividend. (The properties owned by the Operating Partnership generally are USRPIs.) Distributions subject to FIRPTA may also be subject to the branch profits tax in the hands of a corporate non-U.S. Holder. Notwithstanding the preceding, distributions received on Essex’s stock, to the extent attributable to USRPI Capital Gains, will not be treated as gain recognized by the non-U.S. Holder from the sale or exchange of a USRPI if (1) Essex’s stock continues to be regularly traded on an established securities market located in the United States and (2) the selling non-U.S. Holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. The distribution will instead be treated as an ordinary dividend to the non-U.S. Holder, and the tax consequences to the non-U.S. Holder will be as described above under ‘‘— Ordinary Dividends.”

Distributions attributable to Essex’s capital gains which are not USRPI Capital Gains generally will not be subject to income taxation, unless (1) investment in the stock is effectively connected with the non-U.S. Holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. Holder), in which case the non-U.S. Holder will be subject to the same treatment as U.S. Holders with respect to such gain (except that a corporate non-U.S. Holder may also be subject to the branch profits tax) or (2) the non-U.S. Holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Essex generally will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. Holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of Essex’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. Holder’s U.S. federal income tax liability. This withholding will not apply to any amounts paid to a holder of not more than 5% of Essex’s stock while such stock is regularly traded on an established securities market. Instead, those amounts will be treated as described above under “— Ordinary Dividends.”

Disposition of Stock.  Unless Essex’s stock constitutes a USRPI, a sale of such stock by a non-U.S. Holder generally will not be subject to U.S. taxation unless (1) the investment in the stock is effectively connected with the non-U.S. Holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. Holder) or (2) the non-U.S. Holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present.

The stock will not constitute a USRPI if Essex is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. Holders. Essex believes that it is, and expects to continue to be, a domestically controlled REIT, and therefore that the sale of Essex’s stock will not be subject to taxation under FIRPTA. Because Essex’s stock will be publicly traded, however, no assurance can be given that Essex will continue to be a domestically controlled REIT.

Even if Essex does not constitute a domestically controlled REIT, a non-U.S. Holder’s sale of its stock generally will not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) the stock continues to be regularly traded on an established securities market located in the United States and (2) the selling non-U.S. Holder did not own more than 5% of such class of stock at any time during the one year period ending on the date of the distribution.

If gain on the sale of Essex’s stock were subject to taxation under FIRPTA, the non-U.S. Holder would be subject to the same treatment as a U.S. Holder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service. This 10% is creditable against the U.S. federal income tax liability of the non-U.S. Holder under FIRPTA in connection with its sale of Essex’s stock.

Information Reporting and Backup Withholding.  Backup withholding will apply to dividend payments made to a non-U.S. Holder of Essex’s stock unless the holder has certified that it is not a U.S holder and the payer has no actual knowledge that the owner is not a non-U.S. Holder. Information reporting generally will apply with respect to dividend payments even if certification is provided.

Payment of the proceeds from a disposition of Essex’s stock by a non-U.S. Holder made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is not a U.S. Holder or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of Essex’s stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a person 50% or more of whose gross income from all sources for a specified three-year period was effectively connected with a U.S. trade or business, (3) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (4) a foreign partnership engaged in the conduct of a trade or business in the United States, then backup withholding and information reporting generally will apply unless the non-U.S. Holder satisfies certification requirements regarding its status as a non-U.S. Holder and the broker-dealer has no actual knowledge that the owner is not a non-U.S. Holder.

Non-U.S. Holders should consult their independent tax advisors regarding the tax consequences to them of an investment in Essex in light of their particular circumstances, including the application of withholding and backup withholding and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current U.S. Treasury regulations.

State and Local Taxes

Essex and it stockholders may be subject to state or local taxation in various jurisdictions, including those in which Essex or they transact business or reside. The state and local tax treatment of Essex and its stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in Essex’s stock.”

PLAN OF DISTRIBUTION

We may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with us. We will name any such underwriter or agent involved in the offer and sale of the Offered Securities in the applicable Prospectus Supplement.

We may effect from time to time sales of Offered Securities offered pursuant to any applicable Prospectus Supplement in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Essex or from the Operating Partnership in the form of underwriting discounts or commissions, and also may receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties (or affiliates of such third parties) may sell Offered Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties (or affiliates of such third parties) may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of common stock. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this Prospectus, will be identified in the applicable Prospectus Supplement or a post-effective amendment to this Registration Statement.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions underwriters allow to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than Essex’s Common Stock which is listed on the New York Stock Exchange. Any shares of Essex’s Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. We may elect to list any Preferred Stock, Warrants or Debt Securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we cannot assure you of the liquidity of the trading market for the Offered Securities.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers, acting as our agent, to solicit offers by certain institutions to purchase Offered Securities from us at the public offering price set forth in such Prospectus Supplement, pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not, at the time of delivery, be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, us in the ordinary course of business.

LEGAL MATTERS

The validity of the Offered Securities to be offered by Essex will be passed upon for us by Venable LLP and the validity of the Offered Securities to be offered by the Operating Partnership will be passed upon for us by Baker & McKenzie LLP. Baker & McKenzie LLP will also issue an opinion to us regarding certain tax matters described under “Certain Material Federal Income Tax Considerations.”

EXPERTS

The consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, noncontrolling interest and comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2009, the related financial statement schedule III, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein, in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

KPMG LLP’s report related to the consolidated financial statements refers to changes in methods of accounting for exchangeable bonds and for noncontrolling interest.

2,600,000 Shares

7.125% Series H Cumulative Redeemable Preferred Stock
(Liquidation Preference $25 Per Share)

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Wells Fargo Securities
Raymond James

Joint Lead Managers

Barclays Capital
RBC Capital Markets

Co-Managers

Baird
FBR
Janney Montgomery Scott
Morgan Keegan
Stifel Nicolaus Weisel

April 8, 2011